As filed with the Securities and Exchange Commission on 17 February 2009

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

REGISTRATION STATEMENT
UNDER
SCHEDULE B OF
THE SECURITIES ACT OF 1933
____________________________

Commonwealth of Australia
(Name of Registrant)
____________________________

MR. DAVID PEARL
Minister - Counsellor (Economic)
Australian Embassy
1601 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(Name and address of Authorised Agent of the Registrant in the United States
to receive notices and communications from the Securities and Exchange Commission)
____________________________

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

ADRIAN J.S. DEITZ, ESQ.
Skadden, Arps, Slate, Meagher & Flom
Level 13
131 Macquarie Street
Sydney, NSW 2000
Australia
___________________________

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

The Guarantee of ADI Debt Securities(1) covered by this Registration Statement is to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.
___________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Unit	Proposed maximum aggregate offering price	Amount of registration fee
Guarantee of ADI Debt Securities(1)	--	--	--	US$1.00 (2)

(1)
This Registration Statement covers the Guarantee of the Commonwealth of Australia issued under the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding (the "Guarantee Scheme") of eligible senior unsecured debt securities ("ADI Debt Securities") of eligible Australian authorised deposit-taking institutions ("ADIs").  Such ADI Debt Securities will be registered on a registration statement of the relevant ADI.  No separate consideration is being paid for the Guarantee.  The Guarantee is not severable from the ADI Debt Securities to which it applies.

(2)
A registration fee of US$1.00 has been paid in respect of the Guarantee of ADI Debt Securities covered by this Registration Statement.  A separate registration fee has been, or will be, paid by each relevant ADI in respect of the ADI Debt Securities guaranteed pursuant to this Registration Statement.

____________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Cross reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus:

Schedule B Item	Heading in Prospectus

1.	Cover Page
2.	Use of Proceeds
3.	Public Debt
4.	Public Debt
5.	Government Finance
6.	**
7.	Authorised Agent in the United States
8.	Use of Proceeds
9.	Use of Proceeds; The Commonwealth of Australia Guarantee
10.	Plan of Distribution
11.	*
12.	Validity of the Guarantee
13.	Plan of Distribution**
14.	*
__________

*	Additional information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

**
Additional information to be provided from time to time in the prospectus and any related prospectus supplement of the relevant ADI offering an issue of ADI Debt Securities and in the registration statement of which such prospectus and any related prospectus supplement form a part.

Subject to completion, dated 17 February 2009

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

PROSPECTUS

Commonwealth of Australia

Guarantee of Debt Securities of
Australian Authorised Deposit-taking Institutions
covered by
the Australian Government Guarantee Scheme
for Large Deposits and Wholesale Funding

•
Under the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding, which we refer to as the Guarantee Scheme, eligible authorised deposit-taking institutions, which we refer to as ADIs, may apply to have eligible senior unsecured debt securities, which we refer to as ADI Debt Securities, guaranteed by the Commonwealth of Australia.  In its discretion, the Commonwealth of Australia may issue "Eligibility Certificates" evidencing that ADI Debt Securities are guaranteed under the Guarantee Scheme, creating what we refer to as the Guarantee.  See "The Commonwealth of Australia Guarantee" in this prospectus.

•	The Guarantee of ADI Debt Securities is irrevocable and ranks equally with other unsecured debts and financial obligations of the Commonwealth of Australia.

•
The Commonwealth of Australia will issue one or more prospectus supplements separately identifying the ADI Debt Securities to which the Guarantee relates.  The relevant prospectus supplement will accompany this prospectus.  The Guarantee of ADI Debt Securities will not be issued separately from the related ADI Debt Securities.

•
The terms of each issue of guaranteed ADI Debt Securities will be set forth in a separate prospectus and any related prospectus supplement of the relevant ADI offering such issue of ADI Debt Securities.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

This prospectus may not be used to sell the Guarantee of ADI Debt Securities unless accompanied by a prospectus supplement and a prospectus and any related prospectus supplement of an ADI relating to those ADI Debt Securities.

The date of this prospectus is                     2009.

TABLE OF CONTENTS

Page

ABOUT THIS PROSPECTUS	ii
Official Documents and Statements	ii
Forward-Looking Statements	iii
Presentation of Financial and Other Information	iii
Certain Defined Terms and Conventions	iv
USE OF PROCEEDS	1
THE COMMONWEALTH OF AUSTRALIA GUARANTEE	2
Enforcement of Civil Liabilities	3
THE COMMONWEALTH OF AUSTRALIA	5
Population and Geography of Australia	5
Form of Government	6
THE AUSTRALIAN ECONOMY	9
Overview	9
Domestic Economic Conditions	10
Economic Outlook	15
Major Sectors of the Economy	17
EXTERNAL TRADE AND BALANCE OF PAYMENTS	24
Merchandise Trade	24
Balance Payments	26
Changes in Official Reserve Assets	27
Exchange Rate	28
Foreign Investment Policy	30
Foreign Financial Relations	30
CURRENCY, MONETARY AND BANKING SYSTEM	32
Australian Currency	32
Monetary Conditions	32
Regulation of the Financial System	33
The Financial System Regulatory Regime	39
GOVERNMENT FINANCE	40
Federal Government Budget	40
Pensions and Superannuation	44
Taxation	45
Commonwealth-State Financial Relations	49
Domestic Issuance of Government Bonds	50
Guarantees and Other Contingent Liabilities	51
PUBLIC DEBT	53
Debt Record	55
Credit Ratings	55
PLAN OF DISTRIBUTION	56
VALIDITY OF THE GUARANTEE	56
AUTHORISED AGENT IN THE UNITED STATES	56
FURTHER INFORMATION	56

i

ABOUT THIS PROSPECTUS

The Government of the Commonwealth of Australia has prepared this prospectus in connection with offerings registered under the Securities Act of 1933 of ADI Debt Securities issued by ADIs that are covered by the Guarantee Scheme.

This prospectus provides you with a general description of the Guarantee. Each time the Commonwealth of Australia guarantees an issue of ADI Debt Securities to be offered in an offering registered under the Securities Act of 1933, it will provide a prospectus supplement identifying the issue of ADI Debt Securities to which the Guarantee relates. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with the additional information described under "Further Information".

The information contained herein is not to be construed as legal, business or tax advice.  This prospectus summarises material documents and other information, and we refer you to them for a more complete understanding of what we discuss herein.  In making an investment decision, you must rely on your own examination of the Commonwealth of Australia, the Guarantee and the offering.

You should rely only on the information provided in this prospectus and in any prospectus supplement.  Neither we, nor any underwriters or agents, have authorised anyone to provide you with different information.  We are not offering the Guarantee of ADI Debt Securities in any jurisdiction where the offer is prohibited.  You should not assume that the information in the registration statement, this prospectus or any prospectus supplement is truthful or complete at any date other than the date mentioned on the cover page of these documents.

This prospectus and the accompanying prospectus supplement are not, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorised or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. See "Plan of Distribution" in this prospectus.

The Commonwealth of Australia has not participated in the preparation of the registration statement, the prospectus or any related prospectus supplement of any ADI offering an issue of ADI Debt Securities to which the Guarantee relates. The Commonwealth of Australia has not approved any such registration statement, prospectus or prospectus supplement and does not assume any responsibility in relation to any such prospectus or prospectus supplement.

Official Documents and Statements

Certain financial and statistical information contained in this prospectus has been derived from official Australian Government sources, including:

•	the 2008-09 Commonwealth Budget dated 13 May 2008, which we refer to as the 2008-09 Budget (available at http://www.budget.gov.au);

•
the Mid-Year Economic and Fiscal Outlook 2008-09 Statement released on 5 November 2008, which we refer to as the 2008-09 MYEFO (available at http://www.budget.gov.au/2008-09/content/myefo/html/index.htm);

•
the February 2009 Updated Economic and Fiscal Outlook Statement released on 3 February 2009, which we refer to as the 2009 UEFO (available at http://www.budget.gov.au/2008-09/content/uefo/html/index.htm); and

•
the Final Budget Outcome 2005-06 released on 29 September 2006, which we refer to as the Final Budget Outcome 2005-06 (available at http://www.budget.gov.au/2005-06/fbo/html/index.htm), the Final Budget Outcome 2006-07 released on 28 September 2007, which we refer to as the Final Budget Outcome 2006-07 (available at http://www.budget.gov.au/2006-07/fbo/html/index.htm) and the Final Budget Outcome 2007-08 released on 26 September 2008, which we refer to as the Final Budget Outcome 2007-08 (available at http://www.budget.gov.au/2007-08/fbo/html/index.htm).

Information available on the websites referenced above is not incorporated by reference in this prospectus.

Information included in this prospectus or any prospectus supplement which is identified as being derived from a publication of the Australian Government or one of its agencies or instrumentalities is included in this prospectus or such prospectus supplement on the authority of such publication as a public official document of the Australian Government. All other information included in this prospectus and in the Registration Statement is included as a public official statement and has been reviewed by Dr Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia, in his official capacity, and is included herein on his authority. Except as may otherwise be provided in any prospectus supplement, all other information included in such prospectus supplement will be included as a public official statement and will be reviewed by Dr Ken Henry AC, in his official capacity, and will be included therein on his authority.

The address of the Commonwealth of Australia is c/o The Treasury of the Commonwealth of Australia, Treasury Building, Langton Crescent, Parkes ACT 2600, Australia, and its phone number is +61 2 6263 2111.

Forward-Looking Statements

This prospectus contains, and any accompanying prospectus supplement may contain, forward-looking statements as defined in Section 27A of the Securities Act of 1933. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "forecasts", "estimates", "projects", "expects", "intends", "may", "will", "seeks", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology, or in relation to discussions of forecasts, policies, strategy, plans, objectives, goals, future events or intentions.

Forward-looking statements are statements that are not historical facts, including statements about the Commonwealth of Australia's beliefs and expectations. These statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. Although the Australian Government believes that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international economy, and in particular the rates of growth (or contraction) of Australia's major trading partners;

•	the effects of the global financial crisis;

•	changes in commodity prices and/or global demand for Australia's major export commodities;

•	increases or decreases in international and domestic interest rates;

•	increases or decreases in domestic consumption;

•	increases or decreases in Australia's labour force participation and productivity;

•	exchange rate fluctuations; and

•	increases or decreases in Australia's rate of inflation.

Presentation of Financial and Other Information

The fiscal year of the Commonwealth of Australia is 1 July to 30 June.  Annual information presented in this prospectus is based on fiscal years, unless otherwise indicated.  In this prospectus, the fiscal year beginning on 1 July 2007 and ending on 30 June 2008 is referred to as "2007-08" and previous and subsequent fiscal years are referred to using the same convention.

Any discrepancies between totals and sums of components in this prospectus are due to rounding.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the Commonwealth of Australia, including the Treasury of the Commonwealth of Australia, the Department of Finance and Deregulation, the Reserve Bank of Australia (the "RBA") and the Australian Bureau of Statistics ("ABS").  Some statistical information has also been derived from information publicly made available by the International Monetary Fund (the "IMF") and the Organisation for Economic Co-operation and Development (the "OECD").  Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source.  In addition, statistics and data published by a department or agency of the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology.  Certain historical statistical information contained in this prospectus is based on estimates that the Commonwealth of Australia and/or its departments or agencies believe to be based on reasonable assumptions.  The Commonwealth of Australia's official financial and economic statistics are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While the Australian Government does not expect revisions to be material, no assurance can be given that material changes will not be made.  The Commonwealth of Australia adheres to the IMF's Special Data Dissemination Standards, which guide members in the dissemination of economic and financial data to the public.

All references in this prospectus to "Australian dollars," "A$," "dollars" or "$" are to the lawful currency of the Commonwealth of Australia and references in this prospectus to "U.S. dollars" or "US$" are to the lawful currency of the United States.

Certain Defined Terms and Conventions

The terms set forth below have the following meanings for purposes of this prospectus:

APRA	means the Australian Prudential Regulation Authority.

ASIC	refers to the Australian Securities and Investments Commission.

Basic price
refers to the amount receivable by the producer from the purchaser for a unit of a good or service produced as output, minus any tax payable plus any subsidy receivable on that unit as a consequence of its production or sale; it excludes any transport charges invoiced separately by the producer.

Balance of payments	refers to the total of all of the amounts transacted between residents of Australia and residents of the rest of the world (non-residents) over a specific period of time.

Capital account
records the values of the non-financial assets that are acquired, or disposed of, by resident institutional units by engaging in transactions, and shows the change in net worth due to saving and capital transfers or internal bookkeeping transactions linked to production (changes in inventories and consumption of fixed capital).

Chain volume measures
refers to measures derived by linking together (compounding) movements in volumes, calculated using the average prices of the previous fiscal year, and applying the compounded movements to the current price estimates of the reference year.  Chain volume measures were introduced in the national accounts in 1998 because, by annually rebasing, they provide price relativities that reflect the current situation, thereby providing better real estimates than constant price measures, especially in times of rapidly changing relative prices.

Consumer price index
measures quarterly changes in the price of a 'basket' of goods and services which account for a high proportion of expenditure by the CPI population group (i.e., metropolitan households) and is commonly referred to as the headline rate of inflation.

Current account
includes the balance of trade (exports of goods and services minus imports of goods and services), net factor income (income earned by Australia from the rest of the world minus income earned by the rest of the world from Australia) and net transfer payments (including, for example, net outflows of foreign aid payments). The current account excludes capital transfers.

Current prices
refers to estimates valued at the prices of the period to which the observation relates. For example, estimates for 2002–03 are valued using 2002–03 prices. This contrasts to chain volume measures where the prices used in valuation refer to the prices of the previous year.

Fiscal year	means each year commencing 1 July and ending 30 June.

Free on board (or f.o.b.)
The value of goods measured on a free on board basis includes all production and other costs incurred up until the goods are placed on board the international carrier for export. Free on board values exclude international insurance and transport costs. They include the value of the outside packaging in which the product is wrapped, but do not include the value of the international freight containers used for transporting the goods.

Gross domestic product (or GDP)
means the total market value of goods and services produced in Australia within a given period after deducting the cost of goods and services used up in the process of production but before deducting allowances for the consumption of fixed capital.

GDP per capita	means the ratio of the chain volume estimate of GDP to an estimate of the resident Australian population.

Gross national income	(formerly gross national product) refers to the aggregate value of gross primary incomes for all institutional sectors, including net primary income receivable from non-residents.

Gross value added	means the value of output at basic prices minus the value of intermediate consumption at purchasers' prices.

Household saving ratio
refers to the ratio of household net saving (calculated as household net disposable income less household final consumption expenditure) to household net disposable income (calculated as household gross disposable income less household consumption of fixed capital).

IMF	means the International Monetary Fund.

Implicit price deflator	is obtained by dividing a current price value by its real counterpart (the chain volume measure).

Inflation	refers to a continuous upward movement in the general level of prices.

Labour force	means, for any group, persons who were employed or unemployed.

National net savings	is calculated as national net disposable income less final consumption expenditure.

Net domestic product	is calculated as GDP less consumption of fixed capital.

Net worth	represents the difference between the stock of assets (both financial and non-financial) and the stock of liabilities. Because it is derived residually, it can be negative.

OECD	means the Organisation for Economic Co-operation and Development.

Participation rate	means, for any group, the labour force expressed as a percentage of the civilian population aged 15 years and over in the same group.

RBA	means the Reserve Bank of Australia.

v

Real gross domestic income	is calculated by:

	•	taking the volume measure of gross national expenditure;

	•	adding exports of goods and services at current prices deflated by the implicit price deflator for imports of goods and services;

	•	deducting the volume measure of imports of goods and services; and

	•	adding the current price statistical discrepancy for GDP, deflated by the implicit price deflator for GDP.

Real gross national income	is calculated by adjusting real gross domestic income for the real impact of primary income flows (property income and labour income) to and from overseas.

Real net national disposable income	is calculated by:

	•	taking real gross domestic income;

	•	deducting real incomes payable to the rest of the world;

	•	adding real incomes receivable from the rest of the world; and

	•	deducting the volume measure of consumption of fixed capital.

Real incomes payable and receivable are calculated by dividing the nominal income flows by the implicit price deflator for gross national expenditure.

Real	means adjusted for the effects of inflation.

Seasonal adjustment	involves estimation of seasonal factors in data and adjustment of the data to remove the seasonal effect.

Total gross fixed capital formation
refers to expenditure on new fixed assets plus expenditure on second-hand fixed assets, whether for additions or replacements (but not including repairs), where fixed assets are produced assets that are used repeatedly or continuously in production processes for more than one year. It includes capital formation undertaken by government, public corporations and the private sector.

Unemployment rate	means, for any group, the number of unemployed persons expressed as a percentage of the labour force in the same group.

USE OF PROCEEDS

The Commonwealth of Australia will not receive any proceeds from investors from the issuance of the Guarantee of ADI Debt Securities.  No separate consideration will be payable by investors for the Guarantee of the ADI Debt Securities. The issuer of any ADI Debt Securities guaranteed by the Commonwealth of Australia under the Guarantee Scheme will receive the proceeds from their offer and sale.

The Commonwealth of Australia will charge each ADI issuing ADI Debt Securities guaranteed under the Guarantee Scheme a fee in accordance with the scheme rules governing the Guarantee Scheme.

THE COMMONWEALTH OF AUSTRALIA GUARANTEE

In November 2008, in order to promote financial system stability and ensure the continued flow of credit through the economy at a time of heightened turbulence in international capital markets, the Government of the Commonwealth of Australia implemented the Guarantee Scheme.  The Commonwealth of Australia has executed a Deed of Guarantee (the "Deed of Guarantee") and adopted the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding Scheme Rules (the "Scheme Rules") to give effect to the Guarantee Scheme.

Under the Guarantee Scheme, ADIs may apply to the Reserve Bank of Australia as the administrator of the Guarantee Scheme (the "Scheme Administrator") to have senior unsecured debt instruments with maturities of up to 60 months that satisfy the eligibility criteria set out in the Scheme Rules guaranteed by the Commonwealth of Australia.  In its discretion, the Commonwealth of Australia may issue an "Eligibility Certificate", which evidences that the liability specified therein is guaranteed by the Commonwealth of Australia under the Deed of Guarantee, creating what we refer to as the Guarantee.

The following is a summary of certain terms of the Deed of Guarantee and the Scheme Rules, and is qualified in its entirety by reference to the full text of those documents, which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.

Under the Deed of Guarantee, the Commonwealth of Australia irrevocably:

•
guarantees to the persons to whom such liabilities are owed (each, a "beneficiary") the payment by each ADI of liabilities that are the subject of an Eligibility Certificate (the "Guaranteed Liabilities"); and

•
undertakes in favour of such persons that, whenever an ADI does not pay a Guaranteed Liability on the date on which it becomes due and payable, the Commonwealth of Australia shall, upon a claim by a beneficiary made in accordance with the Scheme Rules, and following the expiry of any applicable grace period, pay the Guaranteed Liability in accordance with the Scheme Rules.

The Commonwealth of Australia will not be liable under the Deed of Guarantee in respect of any Guaranteed Liability that has been varied, amended, waived, released, novated, supplemented, extended or restated in any material respect without the written consent of the Commonwealth of Australia.

A holder of securities that benefits from the Guarantee will not receive payment under the Guarantee if they fail to follow the Scheme Rules for submission of claims.  A claim by a beneficiary for payment under the Guarantee must be in writing and made in the form of Schedule 8 to the Scheme Rules and delivered to the Scheme Administrator.  A claim that is not made in the form of Schedule 8 is not a valid claim and shall be treated as not having been made.  A valid claim is one that establishes that the amount claimed:

•	is due to the beneficiary;

•	remains unpaid despite the beneficiary having made a claim on the ADI;

•	is in respect of a Guaranteed Liability with a due date on or before the expiration of the relevant Eligibility Certificate; and

•
has not been paid, and is not eligible to be claimed by the beneficiary in accordance with the Financial Claims Scheme in Division 2AA of the Banking Act 1959 (which generally applies to claims in relation to deposits of eligible ADIs of less than $1,000,000).

The Commonwealth of Australia shall pay to the beneficiary the amount specified in a valid claim.  There is no designated period within which the Commonwealth of Australia is required to make payments after it receives a valid claim.  All payments will be made in the currency in which the Guaranteed Liability is denominated.

The Commonwealth of Australia may amend the terms of the Deed of Guarantee or the Scheme Rules at any time in its discretion by publishing the amendment on the website referred to in the Scheme Rules (which is currently www.guaranteescheme.gov.au), which amendment will be filed as an exhibit to the Registration Statement of which this prospectus forms a part; provided that (except insofar as such amendment is required by law) such amendment does not reduce the Commonwealth of Australia's obligations to the beneficiaries in a manner which is prejudicial to the interests of the beneficiaries in respect of any subsisting Guaranteed Liability.  The contents of the website are not incorporated by reference into this prospectus.

ADIs whose liabilities are guaranteed under the Guarantee Scheme are subject to a number of obligations under the Scheme Rules, including the obligation to:

•
provide a counter-indemnity deed indemnifying the Commonwealth of Australia against all liabilities, costs and expenses that it may incur in consequence of or arising from guaranteeing the ADIs' obligations;

•	provide written reports to the Scheme Administrator; and

•	pay specified fees to the Commonwealth of Australia for the Guarantee.

However, the Scheme Rules provide that a beneficiary's rights in relation to a Guaranteed Liability shall not be prejudiced by the failure of an ADI to comply with the Scheme Rules.

The Deed of Guarantee is governed by, and shall be construed in accordance with, and any matter related to it is to be governed by, the law of the State of New South Wales, Australia.

The Guarantee of ADI Debt Securities is irrevocable and ranks equally with other unsecured debts and financial obligations of the Commonwealth of Australia.

Each issue of ADI Debt Securities to which the Guarantee relates will be identified in a prospectus supplement that will accompany this prospectus.  No consideration separate from that paid for the ADI Debt Securities will be paid for the Guarantee of ADI Debt Securities.  See "Use of Proceeds" in this prospectus.

If the Commonwealth of Australia does not perform its obligations under the Guarantee, beneficiaries may be required to commence proceedings in Australia to enforce their rights.  See "—Enforcement of Civil Liabilities" in this prospectus.

Enforcement of Civil Liabilities

The Commonwealth of Australia is a sovereign state.  The Commonwealth of Australia has not agreed to waive any sovereign immunity or immunity from personal jurisdiction in respect to any action brought in the courts of the United States or elsewhere (except the courts of competent jurisdiction in Australia), nor has it appointed an agent in New York upon which process may be served for any purpose.

As a consequence, it may be that the Commonwealth of Australia's obligations under the Deed of Guarantee can only be enforced in an Australian court of competent jurisdiction. In any suit in an Australian court of competent jurisdiction relating to the Deed of Guarantee, the Commonwealth of Australia would not be entitled to any defence based on Crown or sovereign immunity. If investors are able to invoke the jurisdiction of a foreign court in respect of the Guarantee or any other claim against the Commonwealth of Australia under the Deed of Guarantee or otherwise, it may be difficult for investors to obtain or realise upon judgments of foreign courts against the Commonwealth of Australia.  Furthermore, it may be difficult for investors to enforce in Australia or elsewhere the judgments of foreign courts against the Commonwealth of Australia.  The Deed of Guarantee does not contain any submission to the jurisdiction of the courts of a foreign jurisdiction or any waiver of any immunity that might be available to the Commonwealth of Australia under the law of any foreign jurisdiction or in respect to any claim brought against the Commonwealth of Australia in any such foreign jurisdiction for any reason.

Under the applicable provisions of the Judiciary Act 1903 (Cth), no execution or attachment may be issued against the property or revenues of the Commonwealth of Australia pursuant to the Guarantee.  However, on receipt of the certificate of a judgment against the Commonwealth of Australia the Minister for Finance and Deregulation is obligated to satisfy the judgment out of moneys legally available.  Payment could not be made by the Commonwealth of Australia in satisfaction of any judgment except from monies appropriated by the Australian Parliament.  The Australian Parliament has passed legislation appropriating the Consolidated Revenue Fund for the purposes of paying claims under the Deed of Guarantee in accordance with the Scheme Rules.

THE COMMONWEALTH OF AUSTRALIA

Population and Geography of Australia

Australia is located in the Southern Hemisphere. It has an area of nearly 7.7 million square kilometres. It is the world's sixth largest nation after Russia, Canada, China, the United States and Brazil.  The major portion of Australia's population lives in the eastern and southern coastal regions.  The vast central area of Australia is arid and largely unsuitable for agriculture.

The preliminary estimated resident population of Australia at 30 June 2008 was 21,374,000 persons.  This was an increase of 359,000 persons (1.7%) since 30 June 2007 and 91,400 persons since 31 March 2008.

The estimated resident populations of the six States, the Australian Capital Territory and Northern Territory at 30 June 2008 were as follows.

Table 1:  Preliminary estimated resident population of States and Territories
State / Territory	Population (as at 30 June 2008)
New South Wales	6,967,200
Victoria	5,297,600
Queensland	4,279,400
Western Australia	2,163,200
South Australia	1,601,800
Tasmania	498,200
Australian Capital Territory	344,200
Northern Territory	219,900
Source:  ABS Catalogue No.  3101.0.

The majority of the population lives in the metropolitan areas of the capital cities of the six States, and in Canberra, the national capital.

The growth of Australia's population has two components: natural increase (the number of births minus the number of deaths) and net overseas migration.

Natural increase for the year ended 30 June 2008 was estimated to be 145,500 persons, an increase of 4.3% (or 6,000 persons) on the natural increase for the year ended 30 June 2007 (139,500 persons).  The preliminary estimate for births during the year ended 30 June 2008 (287,500) was 4.8% higher than the figure for the year ended 30 June 2007 (274,300).  The preliminary estimate for deaths during the year ended 30 June 2008 was 142,000.

For the year ended 30 June 2008, Australia recorded a preliminary net overseas migration ("NOM") estimate of an increase of 213,500 persons. This was the difference between 443,200 overseas arrivals that were added to the population and 229,700 overseas departures that were subtracted from the population. Australia's current migration program allows people from any country to apply to migrate to Australia, regardless of their ethnicity, culture, religion or language, provided that they meet the criteria set out in law. The Australian Government views Australia's cultural diversity as a source of both social and economic wealth.  The contribution made to population growth by NOM (59.5%) was higher than that of natural increase (40.5%).

The following table sets forth the estimated resident population of Australia by age group as of 30 June 2008:

Table 2:  Preliminary estimated resident population by age group
Age group (years)	Population (as at 30 June 2008)
	Males	Females
0-4	703,896	667,155
5-9	689,772	656,156
10-14	718,972	681,661
15-19	753,065	713,132
20-24	771,929	744,681
25-29	759,327	741,516
30-34	732,525	732,183
35-39	791,930	801,116
40-44	753,090	760,073
45-49	767,253	780,987
50-54	698,762	710,347
55-59	638,731	645,880
60-64	564,229	562,960
65-69	412,024	419,816
70-74	319,595	343,575
75-79	253,178	296,135
80-84	178,408	245,080
85-89	89,897	156,248
90-94	26,807	64,554
95-99	5,691	18,293
100 and over	723	2,646
All ages	10,629,804	10,744,194
Source:  ABS Catalogue No. 3101.0.

Australia's current total fertility rate (the average number of babies that a woman could expect to bear during her reproductive lifetime, assuming current age-specific fertility rates apply), is 1.935 births per woman in the year ended 30 June 2008, a rate higher than the fertility rates in many OECD countries, including Italy, Germany, Japan and Canada, and higher than the OECD average of 1.63 in 2005.  However, Australia's current total fertility rate is below those for New Zealand (2.0 in 2005) and the United States (2.05 in 2005). Based on recent age-specific fertility trends, Australia's total fertility rate is projected to increase initially, then to fall slowly to 1.7 by 2047.

Average Australian mortality rates have fallen strongly over the past century. As a consequence, life expectancies have risen for both men and women. Falling mortality rates add to population growth and imply a higher proportion of aged people in the population.  Mortality rates are falling across all age groups and this trend is projected to continue for at least the next four decades.

Australia's NOM helps to reduce population ageing. However, falling fertility and mortality rates are projected to lead to an overall rise in the average age of the population.  The pace of ageing of the population is projected to quicken after 2010, as the baby boomer generation starts to reach age 65.  While many OECD countries share Australia's demographic challenges, Australia is in a stronger position to meet them than most.

Form of Government

The Commonwealth of Australia was formed as a federal union on 1 January 1901 when the six former British colonies - now the six States of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania - were united in a 'Federal Commonwealth' under the authority of the Commonwealth of Australia Constitution Act enacted by the British Parliament.  In addition to the States, there are ten Territories that include the Australian Capital Territory, which contains the national capital (Canberra), the Northern Territory, Norfolk Island, the Ashmore and Cartier Islands, the Australian Antarctic Territory, Christmas Island, the Cocos (Keeling) Islands, the Coral Sea Islands, the Jervis Bay Territory and the Territory of Heard Island and McDonald Islands.  The Northern Territory, the Australian Capital Territory and Norfolk Island have been granted forms of self-government.  The remaining Territories are administered by the Commonwealth Government.

Federal legislative powers in Australia are vested in the Federal Parliament (the "Parliament"), which consists of the Queen as head of state, the Senate and the House of Representatives.  The Governor-General represents the Queen throughout Australia.  The Senate and the House of Representatives are both elected by the compulsory vote of all eligible persons (generally, Australian citizens aged 18 years and older).  Twelve senators are elected from each of the six States for a term of six years; half the senators from each State are elected every third year.  In addition, two senators are elected from each of the Australian Capital Territory and the Northern Territory and hold office until the next general election of the House of Representatives.  The House of Representatives consists of 150 members, each elected for a term not exceeding three years.  Each State's representation in the House of Representatives is approximately proportionate to its population.  This representation is reviewed during the life of every Parliament in response to population shifts.  In accordance with established practice, the election for members of the Senate is usually held on the same date as the election for members of the House of Representatives.  Under certain circumstances the Governor-General may simultaneously dissolve the Senate and the House of Representatives.

The Senate has equal power with the House of Representatives except in relation to laws appropriating money or imposing taxes, which must originate in the House of Representatives.  Laws imposing taxes and laws appropriating money for the ordinary annual services of the Government may not be amended by the Senate, but may be rejected or returned by the Senate to the House of Representatives with a request for amendment.  Any member of the House of Representatives or the Senate may introduce a proposed law (a "bill").  To become law, bills must be passed by both the House of Representatives and the Senate.

Under the Constitution, the Parliament is empowered to make laws on certain specified matters such as defence, external affairs, interstate and overseas trade and commerce, foreign corporations and trading or financial corporations formed within the limits of Australia, borrowing money, taxation (including customs and excise taxes), postal, telegraphic and telephonic services, currency and banking, insurance, immigration, pensions and social services.  Some of these powers are given to the Parliament to the exclusion of the State Parliaments.  Other powers are exercised by the Parliament concurrently with the State Parliaments, but any legislation within the limits of its powers enacted by the Parliament prevails over any inconsistent laws of the States.  Powers not conferred on the Parliament remain with the States, subject to certain Constitutional limitations.

The executive power of the Commonwealth of Australia under the Constitution is formally vested in the Queen and is exercisable by the Governor-General as the Queen's representative.  There is a Federal Executive Council to advise the Governor-General.  This Council is composed of the Prime Minister and other Federal Ministers.  These Ministers are members of either the House of Representatives or the Senate and generally belong to the party or coalition of parties which has a majority in the House of Representatives.  Such Ministers form the Government with the practical result that executive power is exercised by the Prime Minister and the other Ministers.

The major Australian political parties are the Australian Labor Party, the Liberal Party of Australia and the Nationals.  Minor parties include the Australian Greens, the Family First Party and the Country Liberal Party. From March 1996 to November 2007, the Government was formed by a coalition of the Liberal Party of Australia and the Nationals.  A Federal election was held on 24 November 2007, following which the Australian Labor Party won a majority of the seats in the House of Representatives and became the Government, with the Hon. Kevin Rudd MP being elected as Prime Minister.

The following tables show the composition of the House of Representatives and the Senate as at 31 December 2008.

Table 3:  House of Representatives composition
Australian Labor Party	83
Liberal Party of Australia	55
The Nationals	9
Independents	3
Total	150

Table 4:  Senate composition
Australian Labor Party	32
Liberal Party of Australia	32
Australian Greens	5
The Nationals	4
Family First Party	1
Country Liberal Party	1
Independents	1
Total	76

Judicial power in Australia is vested in the High Court of Australia, other Federal courts and State and Territory courts.  The High Court is a superior court of record and consists of the Chief Justice and six other Justices who are appointed by the Governor-General following consultations with the States.  The Justices are appointed until they are 70 years of age and can be removed by the Governor-General in Council in certain circumstances on the grounds of misbehaviour or incapacity.  In certain limited matters the High Court has original jurisdiction.  It also has appellate jurisdiction in relation to Federal courts, including the Federal Court of Australia, and the Supreme Court of each State and the Northern Territory and other courts of the States exercising federal jurisdiction.  Appeals from the Supreme Court of a Territory (other than the Northern Territory) may be taken to the Federal Court of Australia.  The common law system, as developed in the United Kingdom, forms the basis of Australian jurisprudence.

THE AUSTRALIAN ECONOMY

Overview

Australia is a stable, culturally diverse and democratic society with a skilled workforce and a strong, competitive economy.  Between 1990-1991 and 2007-08, Australia's real economy grew by an average of around 3.4% a year.  Australia's GDP in 2007-08 (in value terms) was just over $1 trillion.  The IMF estimates that in 2007 Australia was the world's 17th largest economy by GDP.  Based on OECD data, Australia's real per capita GDP ranked 11th among OECD nations in 2007.

Principal Economic Indicators

The following table sets forth Australia's principal economic indicators for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 5: Principal Economic Indicators
	2003-04	2004-05	2005-06	2006-07	2007-08
GDP, Chain Volume Measure (A$ millions)	956,017	982,786	1,012,269	1,045,674	1,083,942
Percentage change	4.0	2.8	3.0	3.3	3.7
GDP per capita, Chain Volume Measure (A$)	47,834	48,590	49,337	50,220	51,243
Percentage change	2.8	1.6	1.5	1.8	2.0
Unemployment Rate (% of labour force) (a)	5.5	5.1	4.9	4.3	4.3
Consumer Price Index (% change) (b)	2.5	2.5	4.0	2.1	4.5
Wage Price Index (% change) (b) (c)	3.5	4.2	4.1	4.0	4.1
Exports, Chain Volume Measure (A$ millions)	197,382	203,407	207,886	215,695	225,060
Percentage change	2.1	3.1	2.2	3.8	4.3
Imports, Chain Volume Measure (A$ millions)	173,993	195,124	209,246	228,452	257,400
Percentage change	13.0	12.1	7.2	9.2	12.7
Balance of Payments – Current Account (A$ millions) (d)	-45,590	-56,325	-52,839	-58,999	-70,171
Official Reserve Assets at end of period (A$ millions)	50,342	56,170	63,815	79,682	35,856
Commonwealth Government Net Debt (A$ millions)	23,948	12,453	-2,250	-27,385	-42,918
(a)	As at the June quarter; calculated as an average over the quarter.
(b)	Percentage change to the June quarter of each period from the previous June quarter.
(c)	Seasonally adjusted.
(d)	As at release of the September quarter under ABS Catalogue No. 5302.0.
Source: ABS Catalogue No. 5206.0, 6202.0, 6401.0, 5302.0, 6345.0; Mid-Year Economic and Fiscal Outlook 2008-09 Statement.

GDP Growth

Australia's GDP expanded by 3.7% in 2007-08.  Growth in 2007-08 was broadly-based, with private business investment growing by 15.5%, total gross fixed capital formation growing by 9.9%, and household consumption expenditure growing by 3.7%.  In the 2009 UEFO released on 3 February 2009, GDP growth was forecast to slow to 1% in 2008-09 and ¾% in 2009-10, assuming implementation of the Nation Building and Jobs Plan described under "—Economic Outlook" in this prospectus and contingent on there being no further deterioration in global economic conditions.

Major Industries

Australia's major industries include property and business services, mining, manufacturing and construction. Growth during 2007-08 was recorded in most industries, including agriculture, forestry and fishing (up 8.2%, following a decline of 17.7% in 2006-07), communication services (7.1%), construction (6.4%), transport and storage (5.4%), property and business services (5.1%) and manufacturing (3.3%).

During 2007-08, the industry accounting for the largest share of GDP (at basic prices, excluding ownership of dwellings) was property and business services, with a share of 14%. Manufacturing was the second largest industry with a share of 12%. Prior to 1999-00, manufacturing was the largest industry.

Net Worth

Australia's general government sector net worth, reflecting the difference between total assets and total liabilities, as at 30 June 2008 was estimated to be $71,165 million, an increase of $24,506 million since 30 June 2007.

Budget Balance

A sustained period of government budget surpluses in the years prior to 2008-09 enabled the Australian Government to retire large amounts of government debt. Net debt was eliminated for the Australian Government during the year ended 30 June 2006.  In the 2009 UEFO released on 3 February 2009, Australian Government general sector net debt for 2008-09 was forecast to be -$16.2 billion (-1.3% of GDP).  The 2009 UEFO forecast net debt to increase to 5.2% of GDP in 2011-12.

The Australian Government underlying cash surplus forecast of $21.7 billion (1.8% of GDP) in the 2008-09 Budget was reduced to $5.4 billion (0.4% of GDP) in the 2008-09 MYEFO.  Since the release of the 2008-09 MYEFO on 5 November 2008, the Australian Government has announced three additional fiscal stimulus packages.  See "—Economic Outlook" in this prospectus.  In the 2009 UEFO, the underlying cash balance forecast for 2008-09 was further reduced to a deficit of $22.5 billion (-1.9% of GDP).  A Government budget underlying cash deficit of $35.5 billion (-2.9% of GDP) was forecast for 2009-10, and underlying cash deficits of $34.3 billion (-2.7% of GDP) and $25.7 billion (-1.9% of GDP) were projected for 2010-11 and 2011-12, respectively.

Trade

Australia's trade in goods and services totalled $489.2 billion in 2007-08, accounting for about 1% of world trade. Australia's largest trading partners were China, Japan, the United States, Singapore and the United Kingdom.

Domestic Economic Conditions

Gross Domestic Product

The following table shows chain volume GDP and related measures, real income measures and current price measures for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 6:  Key National Accounts Aggregates
	2003-04	2004-05	2005-06	2006-07	2007-08
Chain volume GDP and related measures(a)
GDP (A$ millions)	956,017	982,786	1,012,269	1,045,674	1,083,942
GDP per capita (A$)	47,834	48,590	49,337	50,220	51,243
GDP market sector (A$ millions)	615,212	633,888	651,619	674,897	701,863
Net domestic product (A$ millions)	817,422	840,163	861,377	886,572	915,422

Real income measures(a)
Real gross domestic income (A$ millions)	911,529	953,965	1,000,464	1,045,674	1,095,362
Real gross national income (A$ millions)	885,730	918,562	961,531	999,771	1,047,267
Real net national disposable income (A$ millions)	746,669	775,350	809,914	840,330	878,971
Real net national disposable income per capita (A$)	37,359	38,334	39,474	40,358	41,553

Current price measures
GDP (A$ millions)	841,351	897,642	967,454	1,045,674	1,131,586
GDP per capita (A$)	42,097	44,380	47,152	50,220	53,495
Gross national income (A$ millions)	817,508	864,310	929,784	999,771	1,083,339
National net saving (A$ millions)	45,844	45,486	62,411	69,250	83,382
Household saving ratio	–3.1	–2.1	–	1.9	0.8
Notes:  – = nil or rounded to zero.
(a)	Reference year for chain volume measures and real income measures is 2006-07.
Source: ABS Catalogue No. 5206.0.

Following the fall in GDP in volume terms in 1990-91 and a flat result in 1991-92, Australia has experienced 16 years of consecutive growth. In 2007-08, GDP increased by 3.7% and GDP per capita increased by 2.0% (chain volume measures).

The table below details the expenditure components of GDP on a chain volume measurement basis for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 7:  Expenditure Components of Gross Domestic Product (Chain Volume Measures(a))
	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ millions)
Final consumption expenditure
General government
National—defence	16,038	16,762	16,853	17,203	17,959
National—non-defence	50,745	53,926	54,835	57,157	58,827
Total national	66,792	70,687	71,691	74,360	76,786
State and local	103,259	105,758	109,149	111,846	115,825
Total general government	170,057	176,447	180,839	186,205	192,611
Households	524,706	548,015	562,227	584,874	606,295
Total final consumption expenditure	694,686	724,435	743,043	771,080	798,906

Private gross fixed capital formation
Private business investment
Machinery and equipment
New	58,116	66,921	77,007	79,487	92,194
Net purchases of second hand assets	–3,015	–2,856	–3,551	–3,969	–3,619
Total machinery and equipment	55,086	64,077	73,460	75,518	88,575

Non-dwelling construction
New building	27,306	28,535	31,847	34,601	38,978
New engineering construction	18,302	21,136	27,749	32,440	35,585
Net purchases of second hand assets	–635	–958	–642	–1,286	–478
Total non-dwelling construction	45,013	48,781	58,993	65,755	74,086

Livestock	2,523	2,617	2,658	1,867	2,016
Intangible fixed assets
Computer software	7,520	7,982	8,411	9,247	10,789
Mineral and petroleum exploration	1,922	2,335	2,641	3,940	5,084
Artistic originals	469	522	558	601	646
Total intangible fixed assets	10,035	10,921	11,671	13,788	16,519

Total private business investment	112,715	126,875	147,012	156,928	181,195

Dwellings
New and used dwellings	36,378	35,813	33,874	33,882	34,081
Alterations and additions	29,834	29,849	28,989	30,165	30,889
Total dwellings	66,203	65,657	62,860	64,047	64,969

Ownership transfer costs	21,269	17,733	18,134	17,973	18,017
Total private gross fixed capital formation	198,166	209,562	227,868	238,948	264,182

Public gross fixed capital formation
Public corporations
Commonwealth	3,112	3,678	4,409	2,326	1,011
State and local	10,694	11,880	14,044	16,430	18,925
Total public corporations	13,877	15,659	18,579	18,756	19,935

General government
National—defence	1,798	1,606	1,701	3,077	2,846
National—non-defence	3,099	3,238	4,010	3,588	3,893
Total national	4,892	4,828	5,684	6,666	6,739

State and local	16,821	18,249	18,075	20,337	21,992
Total general government	21,736	23,057	23,785	27,003	28,731

	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ millions)

Total public gross fixed capital formation	35,314	38,400	42,042	45,758	48,666

Total gross fixed capital formation	233,564	247,997	269,936	284,707	312,848

Domestic final demand	928,399	972,547	1,012,988	1,055,785	1,111,754

Changes in inventories
Private non-farm	6,428	5,959	1,429	2,923	4,836
Farm	116	189	535	–327	581
Public authorities	–415	–75	346	56	–883
Total changes in inventories	6,209	6,102	2,298	2,652	4,531

Gross national expenditure	934,108	977,598	1,014,965	1,058,437	1,116,286

Exports of goods and services	197,382	203,407	207,886	215,695	225,060
less Imports of goods and services	173,993	195,124	209,246	228,452	257,400
Statistical discrepancy	–	–	–	–	–4

Gross domestic product	956,017	982,786	1,012,269	1,045,674	1,083,942
(a) Reference year for chain volume measures is 2006-07.
Source: ABS Catalogue No. 5206.0.

Gross fixed capital formation was a major contributor to GDP growth in 2007-08, increasing by 9.9% and contributing 2.7% to GDP growth.

Household final consumption expenditure increased 3.7%, and contributed 2.0% to GDP growth in 2007-08. Within household final consumption expenditure, recreation and culture (up 6.1%) and rent and other dwelling services (up 2.6%) were the largest contributors.

Growth in private business investment, after slowing to 6.7% in 2006-07, accelerated to 15.5% in 2007-08, similar to growth in the four years prior to 2006-07. Private business investment contributed 2.3% to GDP growth in 2007-08, up from 1.1% in 2006-07. Investment in machinery and equipment, and non-dwelling construction increased 17.3% and 12.7%, respectively, and contributed 1.2% and 0.8% to growth in GDP in 2007-08, respectively.

From an industry perspective, growth during 2007-08 was recorded in most industries including agriculture, forestry and fishing (up 8.2% following a decline of 17.7% in 2006-07), communication services (7.1%), construction (6.4%), transport and storage (5.4%) and property and business services (5.1%).  Manufacturing recorded moderate growth overall of 3.3%, but within the industry there was strong growth in metal products manufacturing (11.1%) and other manufacturing (11.4%).

The following table identifies the income components of GDP on a current price basis for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 8:  Income Components of Gross Domestic Product (Current Prices)
	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ millions)
Compensation of employees
Wages and salaries	357,002	383,856	412,808	445,206	479,144
Employers' social contributions(a)	43,119	47,256	51,708	55,805	59,876
Total compensation of employees	400,121	431,112	464,516	501,011	539,020

Gross operating surplus
Non-financial corporations
Private non-financial corporations	142,661	156,486	178,180	199,494	220,374
Public non-financial corporations	20,874	20,951	20,655	16,551	15,563
Total non-financial corporations	163,535	177,437	198,835	216,045	235,937

Financial corporations	24,919	26,580	28,266	30,408	32,454
Total corporations	188,454	204,017	227,101	246,453	268,391

General government	14,661	15,646	16,770	17,938	19,252
Dwellings owned by persons	60,963	64,805	68,545	74,236	86,273
Total gross operating surplus	264,078	284,467	312,415	338,626	373,917

Gross mixed income	78,358	80,260	83,064	93,151	97,304

Total factor income	742,557	795,840	859,996	932,788	1,010,241

Taxes less subsidies on production and imports	98,791	101,800	107,458	112,886	122,325
Statistical discrepancy	–	–	–	–	-980

Gross domestic product	841,351	897,642	967,454	1,045,674	1,131,586
(a) Includes contributions to superannuation made by employers and payments of workers' compensation premiums.
Source:  ABS Catalogue No. 5206.0.

For the income components of GDP in 2007-08, there was growth in compensation of employees of 7.6% and growth in gross operating surplus ("GOS") of 10.4%. The growth in GOS was driven by growth in private non-financial corporations GOS (up 10.5%), partly offset by a fall in public non-financial corporations GOS (-6.0%).

Prices

Inflation was 3.7% through the year to the December quarter 2008, down from 5.0% through the year to the September quarter 2008 and 4.5% through the year to the June quarter 2008. Over the year to the December quarter 2008, the increase in prices was mainly due to increases in the prices of housing and food, partially offset by a fall in the price of automotive fuel.  For further information about the Reserve Bank of Australia's medium-term inflation target, see "Currency, Monetary and Banking System—Monetary Conditions" in this prospectus.

The following table details the through the year change for the consumer price index and the implicit price deflator for non-farm gross domestic product to the final (June) quarter of each of the fiscal years 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08.

The implicit price deflator for non-farm gross domestic product corresponds to a broader set of prices in the economy than the consumer price index, including non-consumption goods and services such as those used by businesses, and exports.

Table 9:  Prices
	All Groups Consumer Price Index (original)	Implicit Price Deflator for Non-farm Gross Domestic Product (seasonally adjusted)
	(Percent change through the year)
Year (a):
2003-04	2.5	4.2
2004-05	2.5	4.6
2005-06	4.0	4.3
2006-07	2.1	3.9
2007-08	4.5	6.7
(a) Percentage change to the June quarter of each period from the previous June quarter.
Source:  ABS Catalogue No. 6401.0, 5206.0.

Wages

The preferred measure of wages in Australia is the wage price index, which measures changes in the price of a unit of labour unaffected by changes in the quality or quantity of work performed.

Annual wage growth has been elevated since the beginning of 2005 but has remained contained below 4¼% throughout this period.  This is despite the fact that wage growth has been strong in industries (mining and construction) and states (Western Australia and Queensland) associated with the resources boom.

The following table details the through the year change for the wage price index to the final (June) quarter of each of the fiscal years 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08.

Table 10:  Wages
Wage Price Index
(Percent change through the year, seasonally adjusted)
Year (a):
2003-04	3.5
2004-05	4.2
2005-06	4.1
2006-07	4.0
2007-08	4.1
(a)  Percentage change to the June quarter of each period from the previous June quarter.
Source:  ABS Catalogue No. 6345.0.

Labour market

Labour market conditions were positive in 2007-08, with strong growth in employment, a low unemployment rate and a high participation rate of 65%.  The worsening global financial crisis has impacted on Australia's growth prospects, with adverse consequences for the labour market.  Australia's labour market conditions are expected to weaken in line with the significant slowdown in the domestic economy.

The 2009 UEFO forecast employment growth to be -¼% through the year to the June quarter 2009 and 0% by the June quarter 2010. The 2009 UEFO forecast the unemployment rate to rise to 5½% by the June quarter 2009 and 7% by the June quarter 2010.

The following table identifies key labour force statistics as at the June quarter in each of the referenced years.

Table 11:  Labour force statistics(a)
	June quarter 2004	June quarter 2005	June quarter 2006	June quarter 2007	June quarter 2008
Total Employment ('000)	9,636	9,966	10,143	10,442	10,701
Total Unemployment ('000)	556	534	520	472	477
Unemployment Rate (%)	5.5	5.1	4.9	4.3	4.3
(a) As at the June quarter; calculated as an average over the quarter.
Source:  ABS Catalogue No. 6202.0.

Economic Outlook

The outlook for the world economy deteriorated sharply between the release of the 2008-09 MYEFO on 5 November 2008 and the release of the 2009 UEFO on 3 February 2009. Despite intervention to support financial markets and stimulatory monetary and fiscal policies, the global financial crisis has driven almost all major advanced economies into recession. It has also become clear that emerging economies will be more profoundly affected by the crisis than originally thought. In particular, the momentum provided to the world from China's rapid growth has dissipated in recent times. In the 2009 UEFO released on 3 February 2009, forecasts of world growth in 2009 were revised down to ½%, consistent with forecasts published by the International Monetary Fund.

Conditions in financial markets remain very fragile.  Spillovers and contagion from further adverse financial market developments continue to pose significant risks.  A further risk is that gathering economic weakness will feed back into even weaker financial conditions.

Against the backdrop of a weaker world economy, it is inevitable that the Australian economy will be affected. In line with the worsening global outlook, forecasts for Australian growth in the 2009 UEFO have been revised down significantly from the 2008-09 MYEFO to 1% in 2008-09 and ¾% in 2009-10.

The Government of Australia and the Reserve Bank of Australia have engaged in substantial fiscal and monetary policy responses.

Between September 2008 and February 2009, the Reserve Bank of Australia reduced the cash rate by a cumulative 400 basis points.

The Australian Government has announced a number of fiscal stimulus measures including:

•	the Government's Economic Security Strategy, a $10.4 billion discretionary fiscal stimulus package announced on 14 October 2008, focused on household consumption and dwelling investment;

•	the Council of Australian Governments' $15.1 billion job creation stimulus package announced on 29 November 2008;

•
the Government's $4.7 billion nation building package announced on 12 December 2008, providing for investment in road, rail and education infrastructure, as well as tax changes encouraging capital investment by Australian businesses; and

•
the Government's $42 billion Nation Building and Jobs Plan announced on 3 February 2009, providing for payments to low- and middle-income Australians, investment in schools, housing, energy efficiency, community infrastructure and roads and support to small businesses.

The Government expects that these measures will provide considerable support to the Australian economy. However, given the magnitude of the global slowdown now underway, these measures are only partially expected to offset the impact of the global recession.  If the global recession is deeper and more protracted than expected, this would inevitably cause a more severe slowdown in Australia.

The outlook for household consumption softened further between the release of the 2008-09 MYEFO on 5 November 2008 and the release of the 2009 UEFO on 3 February 2009. Households are facing significant falls in wealth, with asset values falling sharply over the year to December 2008. Australian share markets have fallen by over 40% over the year to December 2008 and house prices have begun to moderate in the last three quarters of 2008. This has been compounded by uncertainty around the duration and effect of the global financial crisis on wealth and employment, which has had a negative impact on sentiment. Substantial monetary and fiscal policy stimulus is acting to support consumption.

The 2009 UEFO forecasts a recovery in dwelling investment in 2009-10, although near-term results in 2008-09 are likely to be subdued in line with recent weak building approvals data.

The recovery is expected to be supported by recent large interest rate cuts, strong underlying demand and the First Home Owners Boost, a Government initiative to stimulate housing activity by supplementing the $7,000 grant available to first home buyers with a further $7,000 for purchases of established homes and a further $14,000 for purchases of newly constructed homes, with the 2009 UEFO forecasting dwelling investment growth to rise to 4% in 2009-10.  A downside risk to these forecasts is that confidence in the household sector remains low, exacerbated by uncertainty around unemployment levels.

There was a marked deterioration in the outlook for business investment between the release of the 2008-09 MYEFO on 5 November 2008 and the release of the 2009 UEFO on 3 February 2009.  The weaker outlook for global and domestic demand and a weaker outlook for commodity prices and profits have reduced much of the stimulus for investment that has prevailed during the period between 2003-04 and 2007-08. The 2009 UEFO forecasts business investment to fall by 15½% in 2009-10. The Government's Nation Building and Jobs Plan aims to counter some of the effects of this decline in private investment by providing measures to support private investors through the Small Business and General Business Tax Break described under "Government Finance—Taxation—Business tax arrangements—Investment Allowances" in this prospectus. The Australian Business Investment Partnership is also expected to provide liquidity support to the commercial property sector.

The Nation Building and Jobs Plan is also anticipated to provide a large boost to public investment, which the Australian Government expects to support growth across the forecast horizon.  The 2009 UEFO forecasts public final demand to grow by 5½% in 2008-09 and 7¼% in 2009-10.

The outlook for the external sector has softened in 2008-09 driven by the deterioration in the outlook for world growth. The broad based nature of the weakness in the world economy means that demand for Australia's exports is likewise expected to be weak.  Half of Australia's top ten trading partners are already in recession, with seven forecast to contract in 2009.  Collectively, Australia's major trading partners are not expected to grow in 2009.  The 2009 UEFO forecasts export growth to be ½% in 2008-09 and 2009-10, despite some support from the depreciation in the Australian dollar of around 30% in trade-weighted terms since its peak in July 2008. This slowdown in export growth in 2009-10 is expected to be offset by a weaker outlook for imports, driven by the slowdown in domestic demand, particularly business investment which relies heavily on imported capital goods.

In line with the significant slowdown in the domestic economy, employment is expected to contract through 2009 and remain weak in 2010. This is anticipated to flow through to a rise in the unemployment rate, which the 2009 UEFO forecasts to increase to 5½% by the June quarter of 2009 and 7% by the June quarter of 2010.

Inflation forecasts decreased significantly between the release of the 2008-09 MYEFO on 5 November 2008 and the release of the 2009 UEFO on 3 February 2009. The 2009 UEFO forecasts inflation to ease on the back of weaker global growth and domestic demand, moderating wage growth and substantially lower oil prices. The 2009 UEFO forecasts headline and underlying inflation to fall to 2% through the year to the June quarter 2010.

Table 12:  Domestic economy forecasts(a)
	2007-08	2008-09
	Outcomes(b)	Forecasts
		MYEFO	UEFO
	(Percentages)
Panel A - Demand and output(c)
Household consumption	3.7	2	1¾
Private investment
Dwellings	1.4	0	-2
Total business investment(d)	14.2	5½	½
Non-dwelling construction(d)	11.2	½	-2
Machinery and equipment(d)	16.0	8	2
Private final demand(d)	5.5	2½	¾
Public final demand(d)	4.6	3½	5½
Total final demand	5.3	2¾	1¾
Change in inventories(e)	0.2	-¼	-¼
Gross national expenditure	5.5	2¼	1½
Exports of goods and services	4.3	6½	½
Imports of goods and services	12.7	7	2½
Net exports(e)	-1.9	-½	-½
Real gross domestic product	3.7	2	1
Non-farm product	3.6	1¾	1

Farm product	8.5	13	11
Nominal gross domestic product	8.2	7¾	6¾
Panel B - Other selected economic measures
External accounts
Terms of trade	5.1	10¾	9
Current account balance (per cent of GDP)	-6.2	-4½	-3¾
Labour market
Employment (labour force survey basis)(f)	2.5	½	-¼
Unemployment rate (%)(g)	4.3	5	5½
Participation rate (%)(g)	65.3	65	64¾
Prices and wages
Consumer Price Index(f)	4.5	3½	2
Gross non-farm product deflator	4.4	6	5¾
Wage Price Index(f)	4.1	4¼	3¾
(a)	Percentage change on preceding year unless otherwise indicated.
(b)	Calculated using original data from ABS Catalogue No. 5206.0 (which does not include revisions from ABS Catalogue No. 5204.0).
(c)	Chain volume measures except for nominal gross domestic product, which is in current prices.
(d)	Excluding second-hand asset sales from the public sector to the private sector, and adjusted for privatisation of Telstra.
(e)	Percentage point contribution to growth in GDP.
(f)	Through the year growth rate to the June quarter 2008 and 2009.
(g)	Estimate for the June quarter 2008 and 2009.
Source:  ABS Catalogue No. 5206.0, 5302.0, 6202.0, 6345.0, 6401.0; unpublished ABS and Treasury data.

The above estimates are based on forecasts of the economic outlook by the Treasury of the Commonwealth of Australia.  Treasury generally conducts two major rounds of forecasting each year, in connection with the budget each May and the mid-year economic and fiscal outlook issued between October and January. In 2009, an additional forecast update has been released in response to rapid changes in the global economy.

Treasury's forecasting approach encompasses a broad range of information.  The national accounts form the framework for the forecasting exercise. The technical assumptions about interest rates, exchange rates and oil prices are reset in the light of recent developments: it is assumed that interest rates will move broadly in line with market expectations, and that exchange rates and oil prices will remain around recent average levels.  Any changes to fiscal policy are also incorporated.  Insight is also gathered from liaison visits with large, medium and small businesses, industry organisations and State Treasuries and Treasury's International Economy Division's latest assessment of the world outlook.

Treasury's Domestic Economy Division assesses the implications of these inputs using a mix of single-equation econometric models, partial indicators, leading indicators, business surveys and advice from specialist agencies.  Forecasting judgments are informed by economic theory and assessments of recent economic analysis.  Forecasts are discussed both within Treasury and with other government agencies.

The above estimates assume implementation of the Nation Building and Jobs Plan described under "—Economic Outlook" in this prospectus.

Major Sectors of the Economy

In 2007-08, the industry with the largest share of gross value added (at basic prices) was property and business services (excluding ownership of dwellings), with a share of 13.1%. Manufacturing ranked second with a share of 10.7%.

The following table identifies the percentage of gross value added by industry at basic prices for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 13:  Percentage of Gross Value Added (Basic Prices)
	2003-04	2004-05	2005-06	2006-07	2007-08
	(Percentages)

Agriculture, forestry and fishing	3.0	3.0	3.0	2.4	2.5
Mining	8.1	8.3	8.1	8.5	8.3
Manufacturing	11.7	11.3	10.9	10.7	10.7
Electricity, gas and water supply	2.5	2.4	2.4	2.3	2.2
Construction	6.9	7.0	7.4	7.5	7.7
Wholesale trade	5.0	5.0	5.0	4.9	4.9
Retail trade	5.9	5.9	5.8	5.9	5.9
Accommodation, cafes and restaurants	2.1	2.2	2.2	2.1	2.1
Transport and storage	4.8	4.9	4.9	5.0	5.1
Communication services	2.3	2.3	2.4	2.6	2.6
Finance and insurance	7.3	7.4	7.6	8.0	8.1
Property and business services(a)	13.3	13.1	13.1	13.0	13.1
Government administration and defence	4.2	4.2	4.2	4.2	4.1
Education	4.7	4.6	4.6	4.5	4.4
Health and community services	6.3	6.3	6.5	6.4	6.3
Cultural and recreational services	1.5	1.6	1.6	1.6	1.6
Personal and other services	2.0	2.0	2.0	2.0	2.0
Ownership of dwellings	8.3	8.4	8.5	8.5	8.4

Gross value added at basic prices	100.0	100.0	100.0	100.0	100.0
(a)  Excludes ownership of dwellings.
Source:  ABS Catalogue No. 5206.0.

The table below identifies employment share by industry for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 14:  Employment share by industry
	2003-04	2004-05	2005-06	2006-07	2007-08
	(Percentages)

Agriculture, forestry and fishing	3.9	3.7	3.5	3.5	3.4
Mining	1.0	1.1	1.3	1.3	1.4
Manufacturing	11.2	11.1	10.6	10.3	10.4
Electricity, gas and water supply	0.8	0.8	0.9	0.8	0.8
Construction	8.1	8.5	8.7	9.1	9.1
Wholesale trade	4.7	4.5	4.3	4.6	4.3
Retail trade	15.1	15.2	14.9	14.5	14.8
Accommodation, cafes and restaurants	4.9	5.1	4.8	4.9	4.8
Transport and storage	4.5	4.6	4.6	4.6	4.7
Communication services	1.8	1.8	1.8	1.8	1.7
Finance and insurance	3.6	3.7	3.7	3.9	3.8
Property and business services	11.8	11.5	11.9	12.0	12.0
Government administration and defence	4.7	4.6	4.6	4.7	4.6
Education	7.3	6.9	7.2	7.0	7.2
Health and community services	10.0	10.2	10.4	10.5	10.5
Cultural and recreational services	2.5	2.7	2.7	2.7	2.7
Personal and other services	3.9	4.0	4.0	3.8	3.9

Total	100.0	100.0	100.0	100.0	100.0
Source:  ABS Catalogue No. 6291.0.55.003.

Property and Business Services

The property and business services industry includes all units mainly engaged in renting and leasing assets as well as units engaged in providing a wide variety of business services. Property and business services (excluding ownership of dwellings) contributed 13.1% of gross value added (at basic prices) in 2007-08.  Gross value added of the property and business services industry grew by 15.9% (in volume terms) between 2002-03 and 2007-08, representing average annual growth of 3.0%.

In 2007-08, the property and business services industry was the second-largest employer, employing 1.3 million people (12% of total employment).

Manufacturing

The manufacturing industry has historically been the largest industry in Australia. However, the gross value added contribution of manufacturing (at basic prices) has been decreasing over the past three decades. In the early 1970s, manufacturing value added contributed almost 25% of gross value added (at basic prices), while in 2007–08 the manufacturing industry contributed 10.7% of gross value added (at basic prices). Although the manufacturing industry currently contributes a smaller percentage of gross value added (at basic prices) than it did twenty years ago, output in the industry has had an upward trend over the same time period.

The manufacturing sector accounted for around 10.4% of total employment in 2007-08.

The following table provides a breakdown of gross value added (chain volume measures) by the manufacturing industry for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 15: Industry Value Added (Chain Volume Measures)
	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ millions)
Food, Beverage and tobacco	19,635	19,812	19,668	19,846	19,769
Textiles, clothing and footwear	4,156	3,381	3,152	3,103	2,961
Wood and Paper Products	7,274	7,331	7,044	6,875	6,592
Printing, publishing and recorded media	10,871	10,600	10,399	10,646	10,948
Petroleum, coal, chemical, etc.	15,528	15,528	14,895	14,703	15,061
Non-Metallic mineral products	4,402	4,618	5,148	5,258	5,533
Metal products	17,240	16,751	16,582	18,322	20,350
Machinery and Equipment	19,577	19,682	20,560	20,510	21,020
Other manufacturing	4,850	4,464	4,032	4,030	4,490
Total	103,093	101,846	101,320	103,292	106,724
Source:  ABS Catalogue No. 5206.0.

Ownership of Dwellings

Ownership of dwellings consists of landlords and owner-occupiers of dwellings. Owner-occupiers are regarded as operating a business that generates a gross operating surplus. The imputation of a rent to owner-occupied dwellings enables the services provided by dwellings to their owner-occupiers to be treated consistently with the marketed services provided by rented dwellings to their tenants. Owner-occupiers are regarded as receiving rents (from themselves as consumers), paying expenses and making a net contribution to the value of production which accrues to them as owners. Ownership of dwellings contributed 8.4% of gross value added (at basic prices) in 2007-08.

Mining

In 2007-08, mining accounted for 8.3% of gross value added (at basic prices).  However, in 2007-08, exports of mining (non-rural) commodities accounted for around 49% of total exports by value.

The gross value of mine production for 2007-08 was $111.8 billion, a 10.0% increase over the previous year.  Mineral and petroleum exploration expenditure, after falling over 1997-02 as part of a cyclical and global downturn, increased to $5.5 billion in 2007-08 (at current prices).

In 2007, Australia was the world's largest exporter of metallurgical coal, the second largest exporter of thermal coal, iron ore, lead, zinc ores and concentrates and zinc metal and the third largest exporter of aluminium.

Australia's export earnings from non-rural commodities are estimated to have been $115.0 billion in 2007-08 (at current prices).

Private (real) new capital expenditure in the mining sector was $27.4 billion in 2007-08, around 23.7% higher than in 2006-07. In 2007-08, the mining sector, including services, employed around 146,000 people directly, around 1.4% of the work force. These sectors generate further manufacturing jobs downstream in smelting and refining, basic metal fabrication, non-metallic mineral products, petroleum, coal and basic chemical products and electricity and gas.

Construction

The construction industry contributed 7.7% of gross value added (at basic prices) in 2007-08. Over the last 20 years, value added in volume terms has grown by around 4% each year. The industry tends to experience peaks and troughs due to factors such as changing interest rates, property speculation and fiscal policy.

In 2000-01, there was a large fall in output as a substantially large amount of building activity was brought forward to avoid the introduction of the GST. Since 2001-02, value added has grown strongly, buoyed by the terms of trade boom and strong growth in house prices.

Employment in construction reached 1 million persons in August 2008. Since 2000-01, employment in construction has grown strongly, with its share in total employment rising from 7.6% to 9.1% over 2007-08, making it the fifth largest employer among industries.

Finance and Insurance

Companies in the finance and insurance industry provide a range of services, from the provision of credit and financial advice to insurance. The sector contributed 8.1% of gross value added (at basic prices) in 2007-08, a proportion that has remained generally stable over the past 15 years following deregulation during the 1980s.

However, the stability of the sector's share of gross value added hides rapid change within the industry. The advent of internet banking, ATM machines and credit scoring have prompted massive investment in computer software and machinery and equipment (computers), and far less construction (new branches and outlets). These innovations most likely explain a trend decline in the wage share of total finance and insurance income over the past two decades.

Health and Community Services

The health and community services industry comprises hospitals, nursing homes, medical and dental services, child care services and community care services. Health and community services contributed 6.3% of gross value added (at basic prices) in 2007-08.

Retail Trade

Retail trade is one of the larger industries in Australia. The industry comprises food retailing, personal and household goods retailing and motor vehicle retailing and services. Retail trade is a labour intensive industry, and the average labour income share of 75% reflects this. The link between the deregulation of shopping hours and measured hours worked is one of the key issues affecting productivity in this industry. Retail trade contributed 5.9% of gross value added (at basic prices) in 2007-08.

Transport and Storage

The efficiency and competitiveness of the Australian economy is significantly influenced by the transport system, which is a strategic network industry.  The transport and storage sector accounted for approximately 5.1% of gross value added (at basic prices) in 2007-08.  The Bureau of Infrastructure, Transport and Regional Economics estimates that the Australian freight task will almost double between 2005 and 2020.  Passenger transport is also expected to increase significantly, particularly in urban areas.  This will require investment in additional transport infrastructure and improvements in the utilisation of existing and new infrastructure.

The public sector in Australia provides those transport services (operations and infrastructure) that involve public good characteristics and are generally not commercially attractive.  The public sector also provides the regulatory frameworks to support a safe, fair and efficient transport sector.  The major airports have all been privatised.  The private sector also has a significant infrastructure role in rail and ports sectors.

Wholesale Trade

The wholesale trade industry consists of basic material wholesaling, machinery and motor vehicle wholesaling, which includes computer wholesaling, and personal and household good wholesaling. The 1990s saw strong growth in industry value added. This increase in value added came from substantial rationalisation within the industry, a wider uptake of technology amongst firms, and the increased use of new inventory management techniques, such as 'just-in-time' processing.  Wholesale trade contributed 4.9% of gross value added (at basic prices) in 2007-08.

Education

The education industry is a labour intensive, service based sector, with a large and well educated workforce. The education industry's share of gross value added (at basic prices) was 4.4% in 2007-08 and has remained fairly stable over the past five years.  The education industry is dominated by the public sector, with both Commonwealth and State governments responsible for key education services across the economy, including the provision of primary, secondary and tertiary education, and, increasingly, early childhood education.

Government Administration and Defence

The government administration and defence industry includes central, state and local government units mainly engaged in government administration and regulatory activities, as well as judicial authorities and commissions, representatives of overseas governments, and the Army, Navy and Air defence forces and civilian units mainly engaged in defence administration. Government administration and defence contributed 4.1% of gross value added (at basic prices) in 2007-08.

Agriculture, Forestry and Fishing

The agriculture, forestry & fishing industry contributed 2.5% of gross value added (at basic prices) in 2007-08. Historically, the contribution of this industry to the Australian economy has been trending downwards, though the absolute size of the industry continues to grow. The industry is dominated by agriculture, with forestry and fishing making up only around 5% of industry output in 2007-08 based on gross value added (chain volume measures).  Production in the past three years has been impacted by drought conditions.

Agriculture

The following table presents production data of Australia's principal rural commodities for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 16:  Principal Rural Commodities - Gross values and volumes of Australian production
	2003-04		2004-05		2005-06		2006-07		2007-08
Commodities	A$m	kt	A$m	kt	A$m	kt	A$m	kt	A$m	kt
Wool(a)	2,397	509	2,166	520	2,054	520	2,282	502	2,612	441
Meat	10,896	3,694	12,033	3,892	11,960	3,864	12,336	4,103	12,113	4,029
Wheat	5,636	26,132	4,317	21,905	5,099	25,150	2,619	10,822	5,163	13,039
Cane sugar(b)	854	36,993	980	37,822	1,032	37,128	1,183	36,397	885	35,011
Cottonseed and lint	689	843	1,222	1,557	1,105	1,441	514	662	273	321
Milk(c)	2,809	10,076	3,194	10,127	3,341	10,089	3,178	9,583	4,575	9,223
Notes:  kt = kilotonne.
            NA = Not available.
(a)  Value calculated from average auction price (greasy).
(b)  Cut for crushing.
(c)  Units of measurement: ML.
Source:  Australian Bureau of Agricultural and Resource Economics, Australian Commodities (pages 762, 763, 765 and 766); ABS Catalogue No. 7215.0.

Electricity, Gas and Water Supply

The electricity, gas and water supply industry contributed 2.2% of gross value added (at basic prices) in 2007–08.  Electricity is the largest part of this industry and contributes 63% to industry value added (chain volume measures).  Water, sewerage and drainage account for 30% of gross value added (chain value measures) and gas contributes 7% to gross value added (chain value measures). Prior to 1990, the industry was highly regulated and most utilities operated as monopolies. The electricity industry was vertically integrated in most, if not all jurisdictions, with single companies responsible for generation, transmission, distribution and retail.  Significant reforms occurred in the three sectors over the 1990s.  However, different jurisdictions approached deregulation on different time frames. Some of the reforms included corporatisation, privatisation and the structural separation of electricity utilities. These reforms have continued into the current decade.  Value-added in volumes terms grew by 1.7% per year on average between 1985–86 and 2007–08.

Electricity

The energy market in Australia has undergone significant reform since the 1990s, which has increased investment and improved productivity.  The reforms have included: disaggregating elements of the electricity supply chain; introducing competition in electricity generation and retailing; and corporatising, and, in some States, privatizing electricity assets.  The creation of the National Electricity Market has also allowed electricity trading between Queensland, New South Wales, Victoria, South Australia, Tasmania and the Australian Capital Territory through a wholesale electricity pool.

In 2006, the Council of Australian Governments ("COAG") agreed to energy market reforms to enhance governance, improve transmission planning and assist the development of more effective energy financial markets.  COAG also agreed to establish a national energy market operator for electricity and gas with a national planning function.

Australia's electricity prices, although having risen in recent years, remain low by world standards largely due to substantial natural resources.  In 2006, average electricity prices in capital cities were generally lower than in many OECD countries, including the United Kingdom, Spain, France and Italy.

Australia has about 244 large electricity generators, of which around 190 are in the National Electricity Market jurisdictions in eastern and southern Australia.  The National Electricity Market supplies electricity to approximately 8.7 million residential and business customers using an extensive electricity distribution network covering approximately 700,000 kilometres.  In 2007-08, the market generated around 208 terawatt hours of electricity with a turnover of almost $11.1 billion.  The generation sector uses a variety of fuel sources to produce electricity.  Black and brown coal accounted for around two-thirds of total generation capacity across the National Electricity Market in 2007-08, followed by hydroelectric generation (17%) and gas-fired generation (15%).

Electricity generation in Australia is emissions intensive due to the predominance of coal.  The Government has committed to policies aimed at addressing climate change.  In 2007, the Government committed to ensuring 20% of Australia's electricity supply is derived from renewable sources by 2020.  On 15 December 2008, the Australian Government indicated its intention to introduce emissions trading through the Carbon Pollution Reduction Scheme from 1 July 2010.  The Scheme will cover around 75% of national emissions, including the stationary energy sector.  It will be a 'cap and trade' scheme under which significant emitters of greenhouse gases will need to acquire and surrender a carbon pollution permit for each tonne of greenhouse gas that they emit during the compliance year.  Permits will be tradable which ensures that emissions are reduced at the lowest possible cost.  The price of permits will be determined by the market.

The Australian Government has announced its medium-term target to reduce Australia's greenhouse gas emissions by between 5% and 15% below 2000 levels by the end of 2020.  The top of this range (5% below 2000 levels) represents an unconditional commitment to reduce emissions by 2020, irrespective of the actions of other countries.  The bottom of this range (15% below 2000 levels) is conditional on a global agreement where all major economies substantially restrain emissions and all developed countries take on comparable reductions to that of Australia.  The Australian Government's long-term target is to reduce emissions by 60% below 2000 levels by 2050.

These policies are expected to lead to significant new investment in electricity generation and transmission.

Communication Services

The communication services industry, which comprises postal, courier and telecommunications services, contributed 2.6% of gross value added (at basic prices) in 2007-08.

Telecommunications

The Australian telecommunications market has been open to full competition since 1 July 1997. Since that time, the telecommunications sector has developed into a more dynamic and innovative market, with businesses and households benefiting from lower prices and more variety of carriers.

The telecommunications sector is subject to a number of regulatory mechanisms at the retail level. A Universal Service Obligation ("USO") is placed on the telecommunications industry to ensure that all people in Australia have reasonable access to basic telephone services, on an equitable basis.  Funding of the USO is provided by all licensed telecommunications carriers.

Telecommunications-specific competition provisions are contained in Parts XIB and XIC of the Trade Practices Act 1974 (the "TPA"). These provisions are based on, but do not exactly mirror, generic competition laws.

•	Part XIB of the TPA establishes an anti-competitive conduct regime for telecommunications markets, which applies in addition to the general competition provisions under Part IV of the TPA.

•	Part XIC of the TPA establishes an industry specific regime for regulated access to bottleneck carriage services and provides the core access arrangements for the telecommunications industry.

This competition framework has had a number of important benefits for consumers. For example, access to Telstra's copper local loop network by its competitors has been a key driver of the growth of broadband in Australia.  Telstra, formerly a Government-owned monopoly, was privatised between 1997 and 2006.  Tranches of approximately 33% and 16% of Telstra were sold in 1997 and 1999.  In 2006, the Government sold a further 34% stake in Telstra, with the remaining 17% shareholding transferred to the Future Fund in February 2007.  For further information with respect to the Future Fund, see "Government Finance—Pensions and Superannuation" in this prospectus.

The Government has also committed to provide up to $4.7 billion and to consider necessary regulatory changes to facilitate the roll-out of a new open access, high-speed, fibre-based broadband network — the National Broadband Network.

Accommodation, Cafes and Restaurants

The accommodation, cafes and restaurants industry consists of firms primarily engaged in the provision of hospitality services. This includes accommodation, clubs, pubs, taverns and bars, along with cafes and restaurants. The industry's contribution of gross value added (at basic prices) from 2003-04 to 2007-08 has been around 2.1%. The largest proportion of value added in this industry is from pubs and clubs, while the largest employer is cafes and restaurants.

Personal and Other Services

The personal and other services industry includes all units mainly engaged in providing personal services, and services provided by religious organisations and other public interest groups. Personal and other services contributed 2.0% of gross value added (at basic prices) in 2007-08.

Cultural and Recreational Services

The cultural and recreational services industry comprises libraries, museums, parks and gardens, sporting facilities, gambling services, radio and television services, and production, distribution and exhibition of film. Cultural and recreational services contributed 1.6% of gross value added (at basic prices) in 2007-08.

Television Services

Free to air television broadcasts reach 100% of the Australian population. Subscription television can reach 100% of Australia through a mixture of hybrid fibre coaxial cable in major cities and satellite transmission in rural areas.

The Government has announced that all free-to-air television broadcasters in Australia will complete the switch from analog transmission to digital-only transmission by the end of 2013.  The switchover process will commence in 2010, and will be progressively carried out on a regional basis across the country.

EXTERNAL TRADE AND BALANCE OF PAYMENTS

Merchandise Trade

The value of goods measured on a free on board ("f.o.b.") basis includes all production and other costs incurred up until the goods are placed on board an international carrier for export from the relevant exporting country.

Australia's merchandise exports (f.o.b.) and imports (f.o.b.) for the past five fiscal years in current prices, calculated on a balance of payments basis, are shown in the table below.

Table 17:  Merchandise exports and imports
	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ millions)
Exports
Rural Exports
Meat and Meat Preparations	5,758	6,933	6,709	7,078	6,540
Cereal grains and cereal preparations	5,093	5,160	4,852	4,171	4,992
Wool and Sheepskins	2,778	2,838	2,544	3,065	2,796
Other Rural	10,887	10,707	11,161	10,761	11,142
Total Rural	24,516	25,638	25,266	25,075	25,470

Non-rural Exports
Metal Ores and Minerals	14,863	19,852	28,934	35,315	41,641
Mineral Fuels -	19,786	28,394	37,570	37,570	43,354
Coal, coke and briquettes	11,000	17,240	24,352	21,928	24,556
Other mineral fuels	8,786	11,154	13,218	15,642	18,798
Metals (excl non-monetary gold)	7,753	8,670	11,271	14,820	14,036
Machinery	6,830	7,466	8,066	8,422	8,791
Transport equipment	5,156	4,944	5,314	4,648	5,719
Other manufactures	13,338	14,109	14,996	16,268	16,999
Other non-rural (incl sugar and beverages)	9,257	10,942	12,059	14,770	12,781
Total Non-Rural	76,983	94,377	118,210	131,813	143,321

Goods for processing	97	241	368	417	276
Repairs on goods	75	67	74	90	103
Goods procured in ports by carriers	771	1,072	1,420	1,379	1,547
Non-monetary gold	7,031	6,472	9,087	10,740	12,272

Total Merchandise Exports	109,473	127,867	154,425	169,514	182,989

Imports
Consumption goods	42,784	47,030	50,221	54,913	59,383
Capital goods	32,134	36,072	40,077	41,765	45,352
Intermediate and other merchandise goods	54,381	63,735	72,737	79,923	90,476
Goods for processing	64	243	445	507	233
Repairs on goods	219	182	115	131	117
Goods procured in ports by carriers	802	1,049	1,406	1,468	1,775
Non-monetary gold	2,634	2,562	4,715	5,317	7,628

Total Merchandise Imports	133,018	150,873	169,716	184,024	204,964

Balance on Merchandise Trade	-23,545	-23,006	-15,291	-14,510	-21,975
Source: ABS Catalogue No. 5302.0.

The following table shows the shares of Australian exports and imports directed to and sourced from various countries and country groups for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.  These shares are calculated from values data and on a merchandise trade basis, rather than a balance of payments basis.

Table 18:  Geographical distribution of Australia's recorded merchandise trade
	2003-04	2004-05	2005-06	2006-07	2007-08
	(Percentages)
Exports
China	9.1	10.3	11.9	13.6	14.9
Japan	18.2	19.7	20.4	19.4	19.3
Korea, Republic of	7.8	7.7	7.7	7.8	7.9
New Zealand	7.4	7.2	5.7	5.6	5.3
United Kingdom	4.7	3.8	5.1	3.7	4.6
United States	8.7	7.5	6.4	5.8	5.9
India	4.5	4.8	4.8	6.0	5.2
Singapore	2.8	2.7	2.8	2.8	2.9
Thailand	2.3	3.1	2.8	2.5	2.6
Indonesia	2.7	2.7	2.6	2.5	2.2
Malaysia	2.0	2.0	1.7	1.8	1.9
Other European Union(a)	7.3	7.2	7.3	7.7	6.7
Other(b)	22.5	21.3	20.8	20.8	21.0
Total	100.0	100.0	100.0	100.0	100.0

Imports
China	11.7	13.3	13.9	15.0	15.3
Japan	12.3	11.5	10.3	9.6	9.7
Korea, Republic of	3.7	3.3	3.9	3.3	3.0
New Zealand	3.9	3.6	3.3	3.1	3.5
United Kingdom	4.1	4.0	3.6	4.1	4.2
United States	15.2	14.2	13.6	13.8	12.0
Singapore	3.9	4.8	6.3	5.6	6.8
Thailand	2.8	2.8	3.2	4.0	4.4
Indonesia	2.9	2.2	2.7	2.6	2.3
Malaysia	3.6	4.0	4.0	3.7	4.0
Other European Union(a)	19.9	19.5	18.1	17.5	17.2
Other(b)	16.0	16.8	17.1	17.7	17.6
Total	100.0	100.0	100.0	100.0	100.0
(a)  Other European Union refers to trade with all current 27 member states, other than the UK.
(b)
Care should be taken in interpreting the Other category, as it includes confidential items that are not classified by country.  Thus it is possible that the export and import shares of the countries or country groups listed above could be understated.

Source:  ABS Catalogue No. 5368.0.

Australia's goods and services exports were valued at $234.3 billion in 2007-08. Australia's top five merchandise export markets were Japan ($35.0 billion), China ($27.0 billion), Republic of Korea ($14.2 billion), United States ($10.6 billion) and New Zealand ($9.5 billion). Merchandise exports to the East-Asia region were valued at $106.0 billion (58.6% of Australia's merchandise exports); to the European Union, $20.5 billion (11.3% of Australia's merchandise exports); and to North America, $12.8 billion (7.1% of Australia's merchandise exports). Major merchandise and service exports were coal, iron ore, education services, gold and personal travel.

Australia's goods and services imports were valued at $254.9 billion in 2007-08. China was Australia's largest source of merchandise imports (valued at $31.0 billion or 15.3% of Australia's merchandise imports), followed by the United States ($24.3 billion or 12.0% of Australia's merchandise imports) and Japan ($19.7 billion or 9.7% of Australia's merchandise imports). Australia's major import items were crude petroleum, passenger motor vehicles, personal travel, refined petroleum and freight services.

Balance of Payments

Australia has traditionally been a net importer of capital. This has facilitated the development of its rich endowment of natural resources at a faster pace than would have been possible if domestic savings were the only source of investment funds. Australia has traditionally run a current account deficit, reflecting the use of a net inflow of capital to obtain real resources from the rest of the world.

The table below provides Australia's balance of payments details for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 19:  Balance of payments
	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ million)
CURRENT ACCOUNT	-45,590	-56,325	-52,839	-58,999	-70,171

Goods and Services	-21,495	-22,626	-14,520	-12,757	-20,619
Credits	147,219	167,562	196,274	215,695	234,308
Debits	-168,714	-190,188	-210,794	-228,452	-254,927

Goods	-23,545	-23,006	-15,291	-14,510	-21,975
Credits	109,473	127,867	154,425	169,514	182,989
Debits	-133,018	-150,873	-169,716	-184,024	-204,964

Services	2,050	380	771	1,753	1,356
Credits	37,746	39,695	41,849	46,181	51,319
Debits	-35,696	-39,315	-41,078	-44,428	-49,963

Income	-23,840	-33,330	-37,670	-45,903	-49,227
Credits	17,001	21,741	26,474	35,988	41,575
Debits	-40,841	-55,071	-64,144	-81,891	-90,802

Current transfers	-255	-369	-649	-339	-325
Credits	4,191	4,268	4,602	5,155	5,272
Debits	-4,446	-4,637	-5,251	-5,494	-5,597

CAPITAL AND FINANCIAL ACCOUNT	46,059	57,389	52,643	59,103	69,514

Capital account	1,372	1,594	1,726	2,380	2,176

Capital transfers	1,444	1,523	1,729	1,957	2,168
Credits	2,571	2,674	2,673	2,995	3,382
Debits	-1,127	-1,151	-944	-1,038	-1,214

Net acquisition/disposal of non-produced, non-financial assets	-72	71	-3	423	8

	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ million)
Financial account	44,687	55,795	50,915	56,724	67,337

Direct investment	-15,926	51,494	-10,942	8,926	18,386
Abroad	-26,225	59,307	-31,758	-31,232	-37,489
In Australia	10,299	-7,813	20,817	40,156	55,874

Portfolio investment	82,458	544	63,764	63,814	3,766
Financial derivatives	-2,800	961	-1,328	3,575	-9,450
Other investment	-13,918	10,919	5,027	537	10,345
Reserve assets	-5,127	-8,123	-5,605	-20,127	44,292

NET ERRORS AND OMISSIONS	-469	-1,064	196	-104	657
Source:  ABS Catalogue No. 5302.0.

In original terms, the balance on current account for 2007-08 was a deficit of $70.2 billion, a 19% increase on the deficit of $59.0 billion recorded for 2006-07.

The goods and services deficit for 2007-08 was $20.6 billion, an increase of $7.9 billion on the deficit of $12.8 billion recorded in 2006-07. Goods credits increased $13.5 billion or 8% (due to increases in volumes and prices) and goods debits increased $20.9 billion or 11% (due to an increase in volumes) during 2007-08.

The services surplus of $1.4 billion for 2007-08 was a decrease of $0.4 billion on the surplus of $1.8 billion in 2006-07.

The net income deficit for 2007-08 rose $3.3 billion (7%), with an increase in income credits of $5.6 billion (16%) and an increase in income debits of $8.9 billion (11%).

The balance on financial account recorded a net inflow of $67.3 billion for 2007-08, with a net inflow on debt of $92.9 billion and a net outflow on equity of $25.6 billion. This result was up $10.6 billion on the net inflow recorded for the previous year as a result of:

•	a turnaround of $64.4 billion to a net inflow on reserve assets;

•	a decrease of $60.0 billion on the net inflow on portfolio investment;

•	a turnaround of $13.0 billion to a net outflow on financial derivatives;

•	an increase of $9.8 billion on the net inflow on other investment; and

•	an increase of $9.5 billion on the net inflow on direct investment.

Changes in Official Reserve Assets

The Australian Government meets its foreign exchange requirements from the Reserve Bank of Australia.  The RBA holds Official Reserve Assets ("ORA") primarily to facilitate foreign exchange intervention.  The vast majority of Australia's reserves are held as foreign exchange and are invested primarily in high quality government securities.  The value of ORA held by the RBA changes in response to transactions undertaken in the foreign exchange market by the RBA, both on its own account and on behalf of its customers (primarily Australian Government agencies), as well as fluctuations in the value of the foreign currencies and underlying assets in which the reserves are invested.  ORA also includes foreign currency that has been borrowed under swap to assist the RBA to manage domestic liquidity for monetary policy purposes.

The following table shows the composition of Australia's ORA over the past five years.  For several years prior to 2007-08, the RBA's gross holdings of foreign currency rose sharply as foreign currency was borrowed under foreign exchange swaps against Australian dollars. The Australian dollars lent to the market under these swaps helped to offset the domestic liquidity impact of deposits placed with the RBA by the Australian Government. Over 2007-08, the Australian Government drew down these deposits to seed the investment program of the Future Fund.  As deposits were drawn down, the related swaps were unwound and the gross level of foreign currency held by the RBA declined. Net holdings of foreign currency rose over the period.

Table 20:  Official Reserve Assets
	As at 30 June
	2004	2005	2006	2007	2008
	(A$ millions)
Gold	1,473	1,468	2,117	1,967	2,481
Other	2,753	1,985	1,062	667	604
Foreign Currency	46,117	52,718	60,635	77,049	32,772
Total (gross)	50,343	56,171	63,814	79,682	35,857
Total (net)	24,791	26,405	30,215	32,175	35,862
Source:  Reserve Bank of Australia Bulletin.

Exchange Rate

Australia has a free-floating dollar with substantially no exchange controls. Approved non-bank financial institutions, in addition to banks, are licensed as foreign exchange dealers.  Since the floating of the Australian dollar on 12 December 1983, Australia's exchange rate has been determined by the overall supply of and demand for A$ in the foreign exchange market. The floating of the Australian dollar was part of the deregulation of the financial system.

There has been considerable variability in the exchange rate.  The RBA is prepared to accept substantial fluctuations in the exchange rate, both day-to-day and over the course of the economic cycle.  Transactions to influence the exchange rate or market conditions more generally, usually known as intervention, are relatively infrequent. They are undertaken only when the value of the Australian dollar is judged to have moved to levels that are inconsistent with underlying economic developments or when conditions in the foreign exchange market are thin and disorderly.

The sharp depreciation in the Australian dollar since July 2008 likely reflects the impacts of the global financial crisis such as falls in commodity prices, and a narrowing interest rate differential between the U.S. and Australia as the RBA reduces the official cash rate.  The following table sets out the Australian dollar exchange rate against the U.S. dollar for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years and each month end since June 2008.

Table 21:  Units of US$ per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2004	0.6982	0.7133	0.8008	0.6339
30 June 2005	0.7624	0.7530	0.7989	0.6850
30 June 2006	0.7422	0.7474	0.7792	0.7013
30 June 2007	0.8486	0.7861	0.8521	0.7396
30 June 2008	0.9578	0.8964	0.9667	0.7672
Month ended:
31 July 2008	0.9417	0.9617	0.9849	0.9395
31 August 2008	0.8580	0.8810	0.9417	0.8492
30 September 2008	0.7941	0.8176	0.8580	0.7800
31 October 2008	0.6676	0.6866	0.8019	0.6004
30 November 2008	0.6548	0.6564	0.7013	0.6073
31 December 2008	0.7073	0.6727	0.7139	0.6289
31 January 2009	0.6350	0.6774	0.7266	0.6343
(a)	Exchange rate data are provided by Thomson Reuters in respect of each trading day. Period averages are derived from these rates. Highs and lows for these periods refer to intra-day data.
Source:  Thomson Reuters.

The table below details the Australian dollar exchange rate against the UK pound sterling for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years and each month end since June 2008.

Table 22:  Units of £ per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2004	0.3837	0.4099	0.4300	0.3696
30 June 2005	0.4254	0.4052	0.4280	0.3818
30 June 2006	0.4016	0.4202	0.4418	0.3971
30 June 2007	0.4223	0.4065	0.4293	0.3920
30 June 2008	0.4805	0.4475	0.4926	0.3897
Month ended:
31 July 2008	0.4747	0.4834	0.4903	0.4740
31 August 2008	0.4710	0.4669	0.4748	0.4533
30 September 2008	0.4453	0.4546	0.4766	0.4318
31 October 2008	0.4154	0.4061	0.4498	0.3689
30 November 2008	0.4255	0.4291	0.4501	0.4106
31 December 2008	0.4835	0.4523	0.4880	0.4204
31 January 2009	0.4377	0.4671	0.4940	0.4371
(a)	Exchange rate data are provided by Thomson Reuters in respect of each trading day. Period averages are derived from these rates. Highs and lows for these periods refer to intra-day data.
Source:  Thomson Reuters.

The following table displays the Australian dollar exchange rate against the Euro for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years and each month end since June 2008.

Table 23:  Units of € per A$(a)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2004	0.5727	0.5976	0.6375	0.5607
30 June 2005	0.6299	0.5917	0.6435	0.5616
30 June 2006	0.5802	0.6139	0.6411	0.5759
30 June 2007	0.6265	0.6017	0.6338	0.5790
30 June 2008	0.6078	0.6096	0.6460	0.5725
Month ended:
31 July 2008	0.6036	0.6100	0.6170	0.6017
31 August 2008	0.5846	0.5890	0.6038	0.5758
30 September 2008	0.5624	0.5694	0.5853	0.5478
31 October 2008	0.5242	0.5164	0.5674	0.4722
30 November 2008	0.5156	0.5157	0.5405	0.4859
31 December 2008	0.5055	0.4968	0.5193	0.4752
31 January 2009	0.4965	0.5091	0.5372	0.4949
(a)	Exchange rate data are provided by Thomson Reuters in respect of each trading day. Period averages are derived from these rates. Highs and lows for these periods refer to intra-day data.
Source:  Thomson Reuters.

The table below details the trade-weighted index value of the Australian dollar for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years and each month end since June 2008.  The trade-weighted index is a weighted average of a basket of currencies of Australia's major trading partners, with the weight of each foreign currency equal to its share in trade.  The most significant currencies in the trade-weighted index as re-weighted on 1 October 2008 are the Chinese renminbi, the Japanese yen, the Euro and the U.S. dollar.  The trade-weighted index is often used as an indicator of Australia's international competitiveness and is a useful gauge of the value of the Australian dollar when bilateral exchange rates exhibit diverging trends.

Table 24:  Trade-Weighted Index value of the A$(a)(b)
Period	At Period End	Average Rate	High	Low

Year ended:
30 June 2004	59.1	61.4	66.3	57.1
30 June 2005	64.5	62.7	65.3	58.9
30 June 2006	62.2	63.3	65.1	59.9
30 June 2007	68.9	64.8	69.0	62.1
30 June 2008	73.4	69.7	73.4	63.3
Month ended:
31 July 2008	72.2	73.3	74.1	72.2
31 August 2008	67.7	68.6	71.7	67.3
30 September 2008	63.4	64.9	67.2	62.7
31 October 2008	54.7	56.1	63.5	51.0
30 November 2008	54.6	54.4	56.4	52.1
31 December 2008	55.6	54.6	55.9	53.7
31 January 2009	53.2	55.4	58.6	53.2
(a)	The trade-weighted index is provided by the Reserve Bank of Australia in respect of each trading day. Period averages are derived from these rates.
(b)
The weights for the trade-weighted index are revised annually to capture changing trade patterns.  Changes to the weights are usually calculated in September, with the re-defined index joined onto the existing trade-weighted index on the first business day in October.

Source:  Reserve Bank of Australia Bulletin.

Foreign Investment Policy

The Australian Government's policy approach to foreign investment is to encourage investment flows consistent with economic development and performance and community interests.  The Government's foreign investment policy provides the framework for Government consideration of proposed foreign acquisitions of Australian businesses and real estate.  The vast majority of proposals are approved, with the last proposed business acquisition that was not approved being in 2001.  Where a proposal raises national interest concerns, the Government has the power under the Foreign Acquisitions and Takeovers Act 1975 (the "FATA") to reject the proposal or to approve it with conditions designed to mitigate the national interest concerns.  The FATA and the Foreign Acquisitions and Takeovers Regulations 1989 provide monetary thresholds below which the FATA does not apply, with separate thresholds applying for U.S. investors.  Screening under the FATA is not required for acquisitions in businesses valued below the thresholds or of less than substantial or non-controlling interests.

In the majority of industry sectors smaller proposals are not subject to screening, being exempt from the FATA or notification under the policy.  Specific screening requirements and limited restrictions on foreign investment apply in certain sensitive sectors such as the media, telecommunications, airlines and in relation to acquisitions of residential real estate.

The screening process is intended to provide advice to the Australian Treasurer, including from the independent advisory body, the Foreign Investment Review Board, on whether individual foreign investment proposals may be contrary to the national interest.  It involves consultation with relevant Government agencies and in some cases with stakeholders.  Under the FATA and the policy, the Treasurer determines what is considered 'contrary to the national interest'.

Foreign Financial Relations

Australia is a member of the International Monetary Fund (the "IMF").  As at 31 December 2008, Australia's quota in the IMF was 3.24 billion Special Drawing Rights ("SDR").  Australia is a participant in the SDR Department and, as at 31 December 2008, had net cumulative allocations of SDR 470.55 million and actual holdings of SDR 113.02 million.

Australia is also a member of the International Bank for Reconstruction and Development ("IBRD") and its affiliates in the World Bank Group:  the International Finance Corporation (the "IFC"); the International Development Association (the "IDA"); the Multilateral Investment Guarantee Agency (the "MIGA"); and the International Centre for Settlement of Investment Disputes (the "ICSID").

As at 31 December 2008, Australia held 24,464 shares in the IBRD, with the value of the paid-in portion of these shares amounting to $259 million.

Australia also held 47,329 fully paid shares in the IFC, valued at $69.1 million, and 3,019 shares in MIGA, with the value of the paid-in portion of these shares totalling $10.7 million. Each member country is equally represented in the ICSID, with no system of shareholding.

In December 2007, Australia committed to contribute $583 million to the fifteenth replenishment of the International Development Association.

Australia is also a member of the Asian Development Bank (the "ADB"), holding 204,740 shares.  As at 31 December 2008, the value of the paid-in portion of these shares amounted to $287 million.  In addition, Australia contributes to the ADB's concessional lending arm, the Asian Development Fund (the "ADF").  In May 2008, Australia committed to contribute $333 million to the ninth replenishment of the ADF.

Australia is also a member of the European Bank for Reconstruction and Development (the "EBRD"), holding 20,000 shares.  As at 31 December 2008, the value of the paid-in portion of these shares was $84.8 million.

Australia is a member of the Organisation for Economic Co-operation and Development (the "OECD"), the Asia-Pacific Economic Co-operation Forum ("APEC") and the East Asia Summit.  Australia is also a member of the Group of Twenty ("G-20") forum.

In addition, Australia is a member of various other regional and international organisations, including the United Nations and many of its affiliated agencies.

CURRENCY, MONETARY AND BANKING SYSTEM

Australian Currency

Australia's unit of currency is the Australian dollar.  Australia's currency comprises both coins and notes.  Coins are issued by the Treasurer of the Commonwealth of Australia under the Currency Act 1965; those intended for circulation include denominations of 5, 10, 20 and 50 cents and $1 and $2.  Numismatic (un-circulating collector) legal tender coins are also approved for sale by the Treasurer from time to time.  Under the Reserve Bank Act 1959, Australia's currency notes are issued by the Reserve Bank of Australia (the "RBA") in five denominations:  $5, $10, $20, $50 and $100.

Monetary Conditions

The RBA's monetary policy operates within the framework of a medium-term inflation target of 2 to 3% on average over the cycle.  Given the lags involved in the operation of monetary policy, the RBA sets monetary policy in a forward-looking manner in order to achieve its medium-term inflation target.  Maintaining low inflation, and therefore low inflation expectations, is vital to ensuring that economic growth is sustained, thereby supporting productive investment and employment.

The RBA carefully monitors a range of domestic and international economic and financial indicators in gauging inflationary pressures.  These indicators cover economic conditions, prices, wages, the labour market and financial conditions.

Movements in interest rates over the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years and the monthly periods since June 2008 are provided in the table below.

Table 25:  Key interest rates
Period	Target Cash Rate (%)	90 Day Bank Bill Yield (%)	10 Year Bond Yield (%)

Year ended:
30 June 2004	5.25	5.50	5.87
30 June 2005	5.50	5.66	5.11
30 June 2006	5.75	5.97	5.79
30 June 2007	6.25	6.43	6.26
30 June 2008	7.25	7.80	6.45
Month ended:
31 July 2008	7.25	7.69	6.23
31 August 2008	7.25	7.23	5.75
30 September 2008	7.00	7.01	5.40
31 October 2008	6.00	5.75	5.18
30 November 2008	5.25	4.51	4.58
31 December 2008	4.25	4.08	3.99
31 January 2009	4.25	3.34	4.10
4 February 2009 (a)	3.25	3.24	4.31
(a)	Data as at close of business on 4 February 2009. Effective 4 February 2009, the RBA lowered the target cash rate to 3.25%.
Source:  Reserve Bank of Australia Bulletin.

The following table sets out monetary aggregate data for each of the 2003-04, 2004-05, 2005-06, 2006-07 and 2007-08 fiscal years.

Table 26:  Monetary aggregates
	2003-04		2004-05		2005-06		2006-07		2007-08
	A$b	%(a)	A$b	%(a)	A$b	%(a)	A$b	%(a)	A$b	%(a)
M1(b)	163.4	4.1	176.1	7.8	194.2	10.3	226.0	16.4	233.3	3.2
M3(c)	623.1	11.6	678.4	9.2	747.3	9.7	868.0	16.2	1,032.9	18.0
Broad Money(d)	686.3	10.5	764.5	11.4	841.2	9.3	962.5	14.4	1,118.8	14.1
(a)
12-month ended percentage change. Where available, growth rates are reported in seasonally adjusted terms and adjusted for the effects of breaks in the series, as recorded in the technical notes to the tables in the Reserve Bank of Australia Bulletin.

(b)	M1 is defined as currency plus bank current deposits of the private non-bank sector.
(c)	M3 is defined as M1 plus all other authorised deposit-taking institution deposits of the private non-ADI sector.
(d)
Broad money is defined as M3 plus non-deposit borrowings from the private sector by all financial intermediaries, less the holdings of currency and bank deposits by registered financial corporations and cash management trusts.

Source:  Reserve Bank of Australia Bulletin.

Regulation of the Financial System

Australia's financial regulation framework is based on three separate agencies operating on functional lines. These institutions have prime responsibility for maintaining the safety and soundness of financial institutions, protecting consumers and promoting systemic stability through implementing and administering the regulatory regimes that apply to the financial sector. Specifically,

•
the Australian Prudential Regulation Authority ("APRA") is responsible for prudential regulation and supervision of authorised deposit-taking institutions, general and life insurance companies and superannuation funds;

•	the Australian Securities and Investments Commission ("ASIC") is responsible for market conduct and investor protection; and

•	the Reserve Bank of Australia has responsibility for monetary policy, overseeing financial system stability and oversight of the payments system.

Figure 1:  Key regulatory agencies in Australia

Responsibility for the operational or day-to-day supervision of financial institutions and markets lies with these individual regulators, while accountability for the broad framework for the regulation of the financial sector rests with the Australian Government, aided by the Council of Financial Regulators and the Australian Treasury.

The Council of Financial Regulators consists of high-level representatives of the RBA, Treasury, APRA and ASIC. Given the central role played by each of these entities in the formulation of financial sector policy, in interacting with foreign counterparts and standard setters and in monitoring and evaluating trends in domestic and international markets, the Council of Financial Regulators is an important forum for addressing emerging trends and policy issues. This coordination is crucial especially in the event of a crisis, when the Council would serve as the key coordinating body for developing an official response. The role of the Council in crisis coordination is facilitated by a Memorandum of Understanding ("MOU") dealing specifically with financial crisis management arrangements signed in September 2008.  The MOU reflects the strong commitment of Australia's regulatory agencies to the open exchange of information and to a co-ordinated response to potential threats to the stability of Australia's financial system. The MOU covers the objectives of financial distress management and the principles that guide decisions and actions during times of financial distress, and also sets out the responsibilities of the individual Council members during such times.

The regulation of the financial sector operates under the following Commonwealth legislation:

•	Australian Securities and Investments Commission Act 2001;

•	Corporations Act 2001;

•	Australian Prudential Regulation Authority Act 1998;

•	Payment Systems (Regulation) Act 1998;

•	Payment Systems and Netting Act 1998;

•	Financial Sector (Shareholdings) Act 1998;

•	Financial Sector (Business Transfer and Group Restructure) Act 1999;

•	Retirement Savings Accounts Act 1997;

•	Life Insurance Act 1995;

•	Superannuation Industry (Supervision) Act 1993;

•	Insurance Acquisitions and Takeovers Act 1991;

•	Insurance Act 1973;

•	Banking Act 1959; and

•	Reserve Bank Act 1959.

In addition, the Australian Competition and Consumer Commission (the "ACCC") has responsibility for competition policy under the Trade Practices Act 1974.  That responsibility extends across the entire economy, including the financial sector.

Reserve Bank of Australia

The RBA is responsible for maintaining stability of the overall financial system, promoting the safety and efficiency of the payments system, managing the issuance of banknotes, providing banking services for the Australian Government, and managing Australia's Official Reserve Assets.

The RBA is also responsible for monetary policy, which is determined by the Board of the Bank and is set in terms of the level of the cash rate (the interest rate on unsecured overnight funds). The RBA undertakes daily operations in the short-term money markets to ensure that the actual cash rate remains close to the monetary policy target.

The RBA's market operations are very flexible, permitting it to deal daily with a wide range of counterparties across a wide range of maturities, and allowing it to respond rapidly to any tensions in the domestic money market.  The RBA has made a number of changes to its arrangements since late 2007 as the financial turmoil has unfolded.  These have included widening the pool of collateral the RBA will accept in its repurchase transactions, dealing on a regular basis at long maturities and introducing a term deposit facility.  In addition, the RBA has significantly increased the pool of balances held by financial institutions in their exchange settlement accounts at the RBA.

In exceptional circumstances, the RBA may provide liquidity support to an individual authorised deposit-taking institution, if the institution was solvent and its failure to make payments would have systemic implications. In assessing solvency, the RBA would rely on APRA's judgment.

The statement of financial position of the Reserve Bank of Australia as of each of 30 June 2006, 2007 and 2008 is set out in the table below.

Table 27:  Statement of financial position – Reserve Bank of Australia
	30 June 2006	30 June 2007	30 June 2008
	(A$ millions)

ASSETS
Cash and cash equivalents	575	586	862
Australian dollar securities	30,306	34,955	54,702
Foreign exchange	71,689	93,538	42,505
Gold	2,151	2,001	2,509
Property, plant and equipment	329	421	456
Loans, advances and other	397	393	438
Total Assets	105,447	131,894	101,472
LIABILITIES
Deposits	43,204	65,830	39,006
Distribution payable to Australian Government	1,477	1,085	1,403
Other	11,493	16,072	9,786
Australian notes on issue	38,065	40,289	42,064
Total Liabilities	94,239	123,276	92,259

Net Assets	11,208	8,618	9,213
Capital and Reserves
Reserves:
Unrealised profits reserves	2,528	53	80
Asset revaluation reserves	2,354	2,239	2,807
Reserve Bank Reserve Fund	6,286	6,286	6,286
Capital	40	40	40
Total Capital and Reserves	11,208	8,618	9,213
Source:  Reserve Bank of Australia Annual Report 2008 and Annual Report 2007.

Australian Prudential Regulation Authority

The Government established APRA on 1 July 1998 as the single prudential regulator in the Australian financial system. APRA oversees authorised deposit-taking institutions, such as banks, building societies and credit unions, life and general insurance companies (including reinsurers and friendly societies) and most members of the superannuation industry (other than self-managed superannuation funds).  The aim was to create a prudential regulation framework that would not only meet safety and stability objectives, but would increase the competitiveness and efficiency of the financial system by ensuring that regulation is applied consistently for similar functions.

APRA Regulated Institutions

As detailed in the table below, APRA-regulated institutions hold approximately $3.4 trillion in assets for 21 million Australian depositors, policyholders and superannuation fund members.

Table 28:  APRA-Regulated Institutions
	Number of Institutions			Assets (A$ billions)
APRA-Regulated Institutions	30 June 2007	30 June 2008	% Change	30 June 2007	30 June 2008	% Change
ADIs	220	211	-4.1	1,945.5	2,409.0	23.8
Representative offices of foreign banks	19	18	-5.3	-	-	-
General insurers	131	130	-0.8	90.5	91.0	0.6
Life insurers	34	32	-5.9	251.4	232.9	-7.4
Friendly societies	25	24	-4.0	6.9	6.6	-4.3
Licensed trustees	306	292	-4.6	-	-	-
Superannuation entities	6,823	6,252	-8.4	707.9	673.6	-4.8
Non-operating holding companies	14	18	28.6	-	-	-
Total	7,572	6,977	-7.9	3,002.2	3,413.1	13.7
Source:  APRA Annual Report 2008.

Funding

APRA is funded largely by the industries that it supervises through a levy on regulated entities. The Government has provided APRA with the necessary resources to enable it to manage the effects of the global financial crisis. In October 2008, the Government agreed to provide additional funding to APRA of $9 million in 2008-09, $18.5 million in 2009-10 and $9 million in 2010-11 and 2011-12 to ensure that APRA continues to have sufficient resources to fulfil its role in light of global developments. This funding will be provided from the 2008-09 Budget, rather than being recovered from levies on the financial sector. Before this budget measure, APRA's budget was approximately $100 million (recovered mainly from levies on the financial sector) for around 570 staff.

Governance

APRA's governance structure comprises a full-time Executive Group of at least three and no more than five Members. The Executive Group is responsible and accountable for the operation and performance of APRA. It currently has a Chairman, a Deputy Chairman and a Member.

APRA's Main Powers

Australian legislation provides APRA with strong powers to regulate and intervene in the operations of financial institutions to protect depositors, policy holders and fund members and to maintain the stability of the financial system.

APRA's main powers are provided by acts relating to each industry sector that it regulates: the Banking Act 1959, the Insurance Act 1973, the Life Insurance Act 1995 and the Superannuation Industry (Supervision) Act 1993.  These acts provide APRA with the following main types of powers in regulating financial institutions:

•	authorisation or licensing powers;

•	powers to make, apply and enforce prudential standards;

•	powers to collect information, to conduct on-site examinations of supervised entities and to require third-party audits; and

•
powers to act in circumstances of financial difficulties to protect depositors, policy holders and superannuation fund members and to maintain the stability of the financial system, including powers related to investigating, giving directions and assuming control of supervised entities in difficulty.  APRA can appoint a statutory manager to assume full control of an authorised deposit-taking institution and can apply to the courts for the appointment of a judicial manager to assume control of a general or life insurer.

In broad terms, the powers available under each Act are similar but they vary somewhat reflecting the specific characteristics of each industry sector.

In relation to the ADI sector, APRA has wide-ranging powers under the Banking Act 1959 to investigate the affairs of an ADI and/or issue a direction to an ADI.  For example, APRA can direct an ADI:

•	to comply with a prudential requirement;

•	to conduct an audit of its affairs;

•	to remove a director, executive officer or employee; or

•	not to undertake a particular transaction.

APRA also has the power to revoke an ADI's authorisation if it fails to meet its authorisation requirements.

In a situation where an ADI may be unable to meet its obligations or where the interests of depositors or financial system stability are at risk, APRA has the power under the Banking Act 1959 to replace an ADI's Board of Directors with a statutory manager, which must manage the ADI in a manner that is consistent with interests of depositors and financial system stability.  In addition to the powers of the Board, the statutory manager has powers to deal in the share capital of the ADI, such as by issuing new shares, and can alter the ADI's governance arrangements including its constitution.  The statutory manager can also sell or dispose of the assets of the ADI.

APRA also has the power to compulsorily transfer the business of the ADI to another entity using the Financial Sector (Transfers of Business) Act 1999.  The receiving entity must consent to the transfer.

Prudential Regulation

APRA has developed a regulatory framework for ADIs that is based on the banking supervision principles published by the Basel Committee on Banking Supervision.  The framework for prudential regulation includes requirements regarding capital adequacy, credit risk, market risk, funds management and securitisation, liquidity, credit quality, large exposures, associations with related entities, outsourcing, business continuity management, risk management of credit card activities, audit and related arrangements for prudential reporting, governance and fit and proper management.

Prudential regulation is concerned fundamentally with the quality of a financial institution's systems for identifying, measuring and managing the various risks in its business and, in most cases, with the adequacy of its capital as a buffer against unexpected losses.  It promotes prudent behaviour by regulated entities with the objective of reducing the likelihood of institutional insolvency and consequential losses to policyholders, depositors or members and financial system instability.

Implementation of Basel II in Australia

APRA implemented the Basel II framework on 1 January 2008. This new framework is designed to strengthen risk management and provide more risk-sensitive capital requirements for deposit-taking institutions.

All ADIs in Australia are subject to Basel II. ADIs can choose to implement the standard approaches or more advanced approaches for credit risk and operational risk. The great majority of ADIs have chosen to use the standardised Basel II approaches in determining their regulatory capital charge. The largest ADIs have chosen more sophisticated approaches under Basel II, which allow them to use some of their own quantitative risk estimates in calculating regulatory capital.

The new prudential rules under Basel II provide the Australian banking system with an enhanced regulatory framework for the protection of depositors and the maintenance of systemic stability.

Although the intention of the Basel Committee on Banking Supervision was to maintain consistency of capital adequacy regulation across countries and avoid a significant source of competitive inequality among internationally active banks, international comparisons need to take into account the particularities of the implementation of the Basel framework in each country. These include:

•	the use of national discretions within the Basel Framework;

•	the implementation of advanced models;

•	supervisory adjustments imposed under Pillar 2 by local regulators;

•	other regulatory requirements (e.g., accounting or tax); and

•	transitional arrangements.

In implementing Basel II, APRA has exercised a number of discretions to make the framework more robust and relevant in the Australian market. These discretions include:

•
The risk-weights for residential mortgage lending in the standardised approach were made considerably more granular, adding to the risk-sensitivity of capital. The Basel II approach is that home loans are subject to a 35% risk weight. APRA instead introduced a grid of risk-weights based upon loan to value ratio, lenders' mortgage insurance status and product type (e.g., whether the loan is a standard or non-standard housing loan), which starts at 35% and runs to 100%.

•	APRA chose not to adopt a lower risk-weight for 'other retail assets' under the standardised approach, believing it would not provide a sufficient buffer against credit risk and concentration risk.

•	For banks using the advanced approaches to measure capital adequacy, APRA has established a minimum capital requirement for interest rate risk in the banking book under Pillar 1.

Australian Securities and Investments Commission

ASIC is an independent statutory body established under the Australian Securities and Investments Commission Act 2001.

ASIC administers the Corporations Act 2001 (the "Corporations Act"), including the provisions governing the operation of companies in Australia, corporate fundraising, financial reporting, takeovers and compulsory buy outs and external administration/insolvency.

ASIC is also responsible for registering and supervising the operation of managed investment schemes.  The regulatory framework governing collective investment vehicles was reformed in 1998 through the passage of the Managed Investments Act 1998.

ASIC has responsibility for the investor protection regime that applies to the provision of financial services.  The regime includes licensing, conduct and disclosure provisions that apply to financial services providers, as well as product disclosure provisions applicable to financial products.

Financial markets and clearing and settlement facilities are licensed by the relevant Minister. ASIC is responsible for monitoring compliance by market and clearing and settlement facility licensees with the relevant legislative frameworks.  The RBA is responsible for issuing financial stability standards for clearing and settlement facilities and it monitors compliance with those standards.  Australia's major licensed financial markets and clearing and settlement facilities are operated by the ASX Limited.

ASIC is also responsible for administering the market misconduct provisions of the Corporations Act, which cover market manipulation, insider trading and misleading or deceptive conduct.

Other Regulatory Entities

Australian Competition and Consumer Commission

The Australian Competition and Consumer Commission (the "ACCC") has responsibility for competition policy under the Trade Practices Act 1974 (the "TPA").  This responsibility extends across the entire economy, including the financial sector.

The TPA prohibits anti-competitive arrangements between competitors, such as price fixing, market sharing and boycotts.

Industry regulation

The Australian Bankers' Association (the "ABA") is the national organisation of licensed banks in Australia. Any body corporate duly authorised to carry on banking business in Australia and carrying on such banking business may become a member of ABA.

ABA is funded by its 23 member banks ranging from traditional retail, trading bank-style organisations to regional banks, foreign bank and wholesale banks.  Contributions to its operational expenditure are based on individual member bank's liabilities in Australia.

The ABA's revised Code of Banking Practice is the banking industry's customer charter on best banking practice standards. The Code sets out the banking industry's key commitments and obligations to customers on standards of practice, disclosure and principles of conduct for banking services. The Code applies to personal and small business bank customers.

Abacus–Australian Mutuals, the industry association for Australian credit unions, mutual building societies and friendly societies, also keeps industry codes to which its members are signatories.  Abacus members subscribe to codes establishing standards of service to customers.  Signatories to the codes are obliged to respond to complaints about non-compliance, and the relevant external dispute resolution scheme can also hear and resolve such complaints. Abacus is in the process of developing a consolidated Mutual Banking Code of Practice that will apply to building societies and credit unions as of mid 2009.

The Financial System Regulatory Regime

The Australian Government is committed to increasing competition and contestability across the broad spectrum of financial products, without sacrificing the basic goals of safety and stability in the financial system.  The regulatory system enables the non-bank deposit-taking sector to provide a more effective source of competition for the banks in the retail market by operating under the same regulatory framework as banks.  These institutions are able to maintain commercial flexibility by retaining different corporate structures, including mutuality, and the terms 'building society' and 'credit union'.  The Government is also paving the way for greater future participation by non-traditional suppliers in financial services markets, where there is demonstrable congruity between financial and non-financial activities.  One example of this is 2002 reforms to credit card schemes, which removed the restriction permitting only ADIs to provide credit card services.  This increased competition on incumbents from both credit card specialists and large payments-processing institutions.  Prudential controls, to ensure these new players do not increase systemic risk, apply.

Australia maintains a stable, competitive and efficient financial system that is not only positioned to compete strongly in the global economy, but also offers opportunities for those seeking to do business in Australia or to use Australia as a focal point for regional activities.

There is no restriction on the number of foreign banks that may apply for banking licenses.  The blanket ban on the takeover of domestic institutions has been removed although such applications are still assessed on a case by case basis under the Foreign Acquisitions and Takeovers Act 1975 and the Financial Sector (Shareholdings) Act 1998.

Foreign banks wishing to establish a retail bank in Australia may enter as a licensed subsidiary, subject to full prudential supervision.  They may also establish as a licensed foreign bank branch to conduct wholesale banking, as branches are restricted from accepting retail deposits below $250,000.  They may also establish as an unlicensed money market corporation or merchant bank.  Furthermore, the establishment of new merchant banks involving investments of less than $10 million is exempt from foreign investment screening.  As at 31 December 2008, there were 45 foreign owned banks operating in Australia, comprising 10 locally incorporated subsidiaries and 35 branches of foreign banks.

GOVERNMENT FINANCE

The basic provisions relating to the receipt and payment of public moneys of the Australian Government are set out in the Constitution and the Financial Management and Accountability Act 1997 (the "FMA Act").  The FMA Act sets out requirements relating to the collection and custody of public money; accounting, reporting and audit; and borrowing and investment.  The Commonwealth Authorities and Companies Act 1997 sets out separate financial and corporate governance requirements for corporations controlled by the Australian Government.  The general administration of Australian Government finances is the responsibility of the Minister for Finance and Deregulation.

Under the Constitution, all moneys or revenues received by the Australian Government form one Consolidated Revenue Fund, to be appropriated for the purposes of the Commonwealth of Australia.  All disbursements made from the Consolidated Revenue Fund must be made under appropriation made by the Parliament.

The financial statements and accounting records of each Australian Government agency and the consolidated financial statements of the Government must be audited by the Australian Auditor-General.  The Australian National Audit Office ("ANAO") supports the Auditor-General in conducting financial statement and performance audits.  All financial statements must be tabled in the Parliament by the responsible Minister within the relevant agency's annual report.  These financial statements are audited by the Auditor-General, who may also report to the Parliament on a wide range of other matters relating to public administration.

Federal Government Budget

As part of each annual budget, the Treasurer presents annual Appropriation Bills to the Parliament.  The Bills detail the purposes for which funds are to be expended by Government agencies.  Additional Appropriation Bills may be enacted by Parliament during the course of a financial year to provide funds for new expenditures approved by the Government after the passage of the annual budgetary Appropriation Bills.

The major part of the budget is appropriated under 'special' or 'standing' appropriations contained in special legislation that does not require annual re-enactment.  For example, the payment of social security benefits and pensions are provided for in this manner.

The Australian Government's main fiscal indicators are the 'underlying cash balance' and the 'fiscal balance' (respectively cash and accrual measures of government finance statistics net lending), with the predominant focus on the underlying cash balance for assessing the Government's fiscal strategy.  The move to accrual budgeting now means that the budget papers contain a complete set of accrual financial statements (i.e., an operating statement, a statement of assets and liabilities, and a statement of cash flows).

The framework within which fiscal policy is conducted is set out in the Charter of Budget Honesty Act 1998.  The Charter provides a framework for the conduct of Government fiscal policy. The purpose of the Charter is to improve fiscal policy outcomes. The Charter provides for this by requiring fiscal strategy to be based on principles of sound fiscal management and by facilitating public scrutiny of fiscal policy and performance.

The key elements of the Australian Government's medium-term fiscal policy are:

•	achieving budget surpluses, on average, over the economic cycle;

•	keeping taxation as a share of GDP on average below the level for 2007-08; and

•	improving the Government's net financial worth over the medium term.

The Government's fiscal strategy aims to ensure fiscal sustainability over the economic cycle. A sustainable fiscal position provides greater certainty for decision makers, supports broader economic sustainability, and requires a focus on policies which strengthen the structure of the economy.

These medium-term fiscal policy objectives also provide sufficient flexibility for the Government to use fiscal policy to support jobs and growth. The medium-term strategy does not require that the budget remain in surplus in every year of the economic cycle.

To ensure that growth is supported in a way that is consistent with the medium-term fiscal strategy, the Government's strategy is to:

Support the economy: the fiscal strategy for 2008-09 and 2009-10

As Australia enters an economic slowdown of uncertain extent and duration, it is important that the Government continues to support the economy by:

•	allowing the variations in revenue and expenditure, which are naturally associated with slower economic growth, to drive a temporary underlying cash budget deficit; and

•
using additional spending to deliver timely, targeted and temporary stimulus, with the clear objective of other budget priorities and new policy proposals being met through a re-prioritisation of existing expenditure.

Return the budget to surplus: the fiscal strategy as the economy recovers

The Government reaffirms its commitment to achieve budget surpluses, on average, over the economic cycle.

As the economy recovers, and grows above trend, the Government will take action to return the budget to surplus by:

•
allowing the level of tax receipts to recover naturally as the economy improves, while maintaining the Government's commitment to keep taxation as a share of GDP below the 2007-08 level on average; and

•	holding real growth in spending to 2% a year until the budget returns to surplus.

In 2006-07 and 2007-08, the underlying cash balance was $17.2 billion and $19.7 billion, respectively.  As at 30 June 2008, the Commonwealth of Australia had no overall net debt.

The 2009 UEFO released on 3 February 2009 forecast the Australian Government's underlying cash balance for 2008-09 to be a deficit of $22.5 billion (-1.9% of GDP).  A Government budget underlying cash deficit of $35.5 billion (-2.9% of GDP) was forecast for 2009-10, and underlying cash deficits of $34.3 billion (-2.7% of GDP) and $25.7 billion (-1.9% of GDP) were projected for 2010-11 and 2011-12, respectively.  The 2009 UEFO estimates the Australian Government general government sector net debt for 2008-09 to be -$16.2 billion (-1.3% of GDP). The 2009 UEFO forecasts net debt to increase across the forward estimates to 5.2% of GDP in 2011-12.

The Government will finance the projected budget deficits by issuing Commonwealth Government Securities.  See "—Domestic Issuance of Government Bonds " in this prospectus.

Commonwealth Budget Position as at 30 June 2008

In 2007-08, the Australian Government general government sector recorded an underlying cash surplus of $19.7 billion, or 1.7% of GDP. The fiscal balance was in surplus by $21.0 billion, or 1.9% of GDP.

Table 29:  Australian Government general government sector budget aggregates
	2005-06(a)	2006-07(a)	2007-08
Accrual aggregates
Revenue (A$ billions)	261.0	278.3	303.7
Per cent of GDP	27.0	26.6	26.9
Expenses (A$ billions)	242.1	259.1	280.1
Per cent of GDP	25.0	24.8	24.8
Net operating balance (A$ billions)	19.0	19.2	23.6
Net capital investment (A$ billions)	2.5	2.3	2.6
Fiscal balance (A$ billions)	16.5	16.8	21.0
Per cent of GDP	1.7	1.6	1.9

Cash aggregates
Underlying cash balance (A$ billions)	15.8	17.2	19.7
Per cent of GDP	1.6	1.6	1.7

	2005-06(a)	2006-07(a)	2007-08
Balance sheet measures
Net debt (A$ billions)	-2.3	-27.4	-42.9
Per cent of GDP	-0.2	-2.6	-3.8
Net worth (A$ billions)	18.3	46.7	71.2
Per cent of GDP	1.9	4.5	6.3
(a)
Data for 2005-06 and 2006-07 has been adjusted for accounting changes to ensure consistency where relevant. For further information on these adjustments, see the following: Mid-Year Economic and Fiscal Outlook 2008-09 Statement, Appendix D; 2008-09 Budget, Budget Paper No. 1, Statement 10; and Final Budget Outcome 2007-08, Appendix B.

Source:  Mid-Year Economic and Fiscal Outlook 2008-09 Statement.

Total Australian Government general government sector net worth improved by $24.5 billion in 2007-08 to around $71.2 billion, largely reflecting the strong budget surplus. Net debt also improved, falling by $15.5 billion in 2007-08 to around -$42.9 billion or -3.8% of GDP.

The following table sets out general government sector revenue for each of the 2005-06, 2006-07 and 2007-08 fiscal years.

Table 30:  Australian Government general government sector revenue
	2005-06	2006-07	2007-08
	(A$ millions)
Individuals and other withholding taxes
Gross income tax withholding	103,811	107,809	114,700
Gross other individuals income tax	25,859	26,952	31,036
less: Individuals refunds	15,239	17,147	19,601
Total individuals and other withholding taxes	114,431	117,614	126,135
Fringe benefits tax	4,084	3,754	3,796
Company tax	48,987	58,538	64,790
Superannuation funds	6,705	7,879	11,988
Petroleum resource rent tax	1,991	1,594	1,871
Total income taxation revenue	176,198	189,378	208,579

Sales taxes	40,086	42,284	45,486
Excise duty
Petroleum and other fuel products and crude oil	14,073	14,653	15,085
Other excise	7,854	8,082	8,441
Total excise duty	21,927	22,734	23,526
Customs duty	4,988	5,644	6,070
Other indirect taxes	2,518	2,470	2,567
Total indirect taxation revenue	69,518	73,132	77,650

Total taxation revenues	245,716	262,510	286,229

Sales of goods and services	4,604	5,064	5,263
Dividends	4,387	2,999	2,848
Interest received	2,680	4,169	5,558
Other non-taxation revenue	3,658	3,520	3,814
Total non-taxation revenue	15,329	15,752	17,484

Total revenue	261,045	278,263	303,713
Source:  Data for 2005-06 and 2006-07 fiscal years sourced from 2008-09 Budget, Budget Paper No. 1, Table C1, adjusting for accounting changes to ensure consistency where relevant.  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08.

Total accrual revenue in 2007-08 was around $303.7 billion.

The table below provides information on general government sector expenses by function for each of the 2005-06, 2006-07 and 2007-08 fiscal years.

Table 31:  Australian Government general government sector expenses by function
	2005-06	2006-07	2007-08
	(A$ millions)
General public services
Legislative and executive affairs	768	870	961
Financial and fiscal affairs	3,958	4,832	6,102
Foreign affairs and economic aid	2,955	3,331	3,881
General research	2,346	2,476	2,146
General services	560	667	925
Governmental superannuation benefits	2,203	2,679	2,600
Defence	14,748	16,729	17,670
Public order and safety	2,558	3,318	3,506
Education	15,685	16,913	18,433
Health	37,549	39,948	44,397
Social security and welfare	86,240	92,083	97,842
Housing and community amenities	2,248	2,909	2,910
Recreation and culture	2,585	2,561	3,207
Fuel and energy	4,046	4,635	5,361
Agriculture, forestry and fishing	2,780	2,831	3,834
Mining, manufacturing and construction	1,905	1,920	1,410
Transport and communications	3,075	3,296	4,129
Other economic affairs
Tourism and area promotion	209	196	207
Labour and employment affairs	3,825	4,041	4,506
Other economic affairs	840	934	1,213
Other purposes
Public debt interest	3,628	3,592	3,544
Nominal superannuation interest	5,602	5,487	6,011
General purpose intergovernmental transactions	41,531	42,133	45,277
Natural disaster relief	211	115	28
Contingency reserve(a)	36	589	8
Total expenses	242,087	259,083	280,109
(a)	Asset sale related expenses are treated as a component of the contingency reserve.
Source:  Data for 2005-06 fiscal year sourced from Final Budget Outcome 2005-06, adjusting for accounting changes to ensure consistency where relevant.  Data for 2006-07 fiscal year sourced from Final Budget Outcome 2006-07, adjusting for accounting changes to ensure consistency where relevant.  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08.

Total accrual expenses were around $280.1 billion in 2007-08.

General government sector net capital investment by function is set out in the table below.

Table 32: Australian Government general government sector net capital investment by function
	2005-06	2006-07	2007-08
	(A$ millions)
General public services	251	332	372
Defence	1,644	1,069	1,478
Public order and safety	90	166	139
Education	11	10	4
Health	72	104	46
Social security and welfare	86	217	175
Housing and community amenities	98	40	159
Recreation and culture	68	83	53
Fuel and energy	1	3	2
Agriculture, forestry and fishing	19	17	49
Mining, manufacturing and construction	24	19	9
Transport and communications	-1	1	5
Other economic affairs	118	236	99
Other purposes	16	35	2
Total net capital investment	2,498	2,333	2,593
Source:  Data for 2005-06 fiscal year sourced from the Final Budget Outcome 2005-06, adjusting for accounting changes to ensure consistency where relevant.  Data for 2006-07 fiscal year sourced from Final Budget Outcome 2006-07, adjusting for accounting changes to ensure consistency where relevant.  Data for 2007-08 fiscal year sourced from Final Budget Outcome 2007-08.

Total net capital investment for 2007-08 was around $2.6 billion.

Pensions and Superannuation

Australia's Retirement Income System

Australia's retirement income system consists of three "pillars":

•	a taxpayer-funded means-tested age pension for people who are unable to fully support themselves in retirement;

•	a minimum level of compulsory employer superannuation contributions made in respect of those in the workforce; and

•	voluntary private superannuation and other savings.

The age pension has been the cornerstone of Australia's retirement income system since 1909.  The age pension provides a modest retirement for those people who are unable to fully support themselves.  The maximum single rate age pension is currently $14,615 ($24,414 for a couple).  The actual amount an eligible person receives depends on their other income and assets.

Employers are currently required to provide a prescribed minimum level of superannuation support each year for each of their eligible employees. The prescribed minimum level of support is 9% of the employee's earnings. This minimum prescribed amount is known as the Superannuation Guarantee.  Payments under the Superannuation Guarantee are contributed to a complying superannuation fund or retirement savings account to be accessed by the employee upon retirement.

Voluntary superannuation savings are encouraged through concessional taxation treatment and other incentives.

As of September 30, 2008, APRA estimated that total Australian superannuation assets amounted to $1.15 trillion.

Superannuation for Commonwealth Employees

The Commonwealth of Australia operates and administers three main civilian superannuation schemes for Commonwealth sector employees. The current scheme is the Public Sector Superannuation Accumulation Plan (the "PSSAP") which was established by a trust deed under the provisions of the Superannuation Act 2005.

PSSAP is a fully funded accumulation scheme.  PSSAP commenced on 1 July 2005 upon the closure of the Public Sector Superannuation Scheme (the "PSS") to new entrants.

The PSS commenced on 1 July 1990 upon the closure of the Commonwealth Superannuation Scheme (the "CSS") to new entrants.

At 30 June 2008, there were 22,162 contributors to the CSS and 132,274 contributors to the PSS and benefits were being paid to 115,431 CSS and 16,453 PSS pensioners.

The Commonwealth of Australia's estimated unfunded liability at 30 June 2008 for the CSS and PSS schemes was $108 billion.

In 2006, the Commonwealth established an investment fund known as the Future Fund to assist future Australian governments meet the cost of public sector superannuation liabilities by delivering investment returns on contributions to the Fund.  As of 31 December 2008, the value of the assets held by the Future Fund was $59.62 billion.

Taxation

Commonwealth, State and Local Governments levy taxes in Australia.  Australia has no estate or gift taxes, or separate social security levy, although taxpayers pay a Medicare levy of 1.5% on taxable income.

Australia's Future Tax System

On 13 May 2008, the Treasurer announced a review of Australia's tax and transfer system to recommend how Australia could deal with the demographic, social, economic and environmental challenges of the 21st century.  The review encompasses Australian Government and state taxes, but must reflect Government policy not to increase the rate or broaden the base of the goods and services tax ("GST"), and interactions with the transfer system.  A review panel oversees the review, consults with the public and is due to report by the end of 2009.  The Government has asked the review panel to bring forward its consideration of retirement income to March 2009, to follow a report to Government on pensions due in February 2009.

Personal income tax

The Australian Government levies personal income tax, generally using the individual as the unit of assessment for the system.  Income subject to tax assessment includes salary and wage income, allowances, dividends, interest, capital gains, business income, pensions, rents, royalties, partnership income and distributions from trusts.

The personal income tax system is based on self assessment.  Under the pay-as-you-go system, individuals pay instalments of their expected tax liability on their income from employment, business, or investment for the current income year through withholdings and instalment payments.  Australian residents for tax purposes pay tax on income derived from within Australia and overseas.  However, previously taxed income from overseas either is exempt from Australian tax or attracts a tax credit.

From 1 July 2008, personal income tax cuts came into effect, worth $46.7 billion over the next four years.  These income tax cuts target low- and middle-income earners.  Income tax rates and thresholds vary for 2008-09, 2009-10 and 2010-11 (Table 33).

Table 33:  Personal income tax rates and thresholds for residents
1 July 2008 to 30 June 2009		1 July 2009 to 30 June 2010		1 July 2010 to 30 June 2011
Taxable income (A$)	Rate (%)	Taxable income (A$)	Rate (%)	Taxable income (A$)	Rate (%)
0 – 6,000	0	0 – 6,000	0	0 – 6,000	0
6,001 – 34,000	15	6,001 – 35,000	15	6,001 – 37,000	15
34,001 – 80,000	30	35,001 – 80,000	30	37,001 – 80,000	30
80,001 – 180,000	40	80,001 – 180,000	38	80,001 – 180,000	37
180,001 +	45	180,001 +	45	180,001 +	45
Source:  2008-09 Budget, Budget Paper No. 1.

Most residents also pay a Medicare levy rate of 1.5% of taxable income.

Australian resident taxpayers may be eligible for the low income tax offset (the "LITO") to reduce tax paid by low- and middle-income earners.  As part of the tax cuts, the LITO increased from $750 in 2007-08 to $1,200 from 1 July 2008.  From 1 July 2009, the LITO will increase to $1,350 and from 1 July 2010 it will increase to $1,500.  Taxpayers eligible for the full LITO will not pay income tax until their annual income exceeds $14,000 for 2008-09, $15,000 for 2009-10 and $16,000 for 2010-11.

Taxpayers ineligible for the full LITO also benefit from its increase.  The LITO begins to phase out at a rate of four cents for each dollar of income over $30,000, so some taxpayers with income over $30,000 may still benefit from some LITO.  For example, taxpayers will be able to receive some LITO on incomes of $60,000 for 2008-09, $63,750 for 2009-10 and $67,500 for 2010-11, thereby reducing their income tax liability.

Superannuation benefits paid from a taxed fund are tax-free for people aged 60 and over.

In general, employers also pay tax (at 46.5%) on the grossed-up (i.e., tax inclusive) value of fringe benefits they provide to employees.

Foreign residents are taxed differently to Australian residents.  See "—Australia's jurisdiction to tax:  source and residence" in this prospectus.

Business tax arrangements

Corporate tax rate

The corporate tax rate is 30%.  This applies also to the corporate profits of a branch of an overseas company.

Dividend imputation

The dividend imputation system ensures company income distributed to resident individual shareholders is not double taxed.  Franked dividends, effectively paid from previously taxed company income, carry an imputation credit for shareholders.

Capital Gains Tax

Where assets are held for at least 12 months, capital gains tax applies to 50% of capital gains on the assets for individuals and trusts, and 66 2/3% for superannuation funds.  A range of business restructures, including scrip-for-scrip takeovers between companies and between trusts, can roll-over their capital gain and several capital gains tax concessions apply to capital gains on the disposal of active small business assets. The capital gains tax discount does not apply to gains made on assets that are held on revenue account or as trading stock.

Research and Development

Eligible research and development ("R&D") expenditure attracts a 125% deduction and, for eligible companies, a 175% tax concession for additional R&D expenditure undertaken above the average level for the previous three years.

Primary production

Special provisions for primary producers include income averaging.

Capital allowances

A uniform capital allowance system, based on the effective life of assets, applies except where specific treatments apply (for example, for primary producers, Australian films, computer software and R&D).

Amortisation at 4% per year applies to the capital costs of income-producing buildings for eligible industrial activities; hotels, motels and guest houses containing at least ten bedrooms; and apartments, units or flats where the taxpayer owns at least nine other units in the building.

Amortisation at 2.5% per year applies to the capital cost of other income-producing buildings and structural improvements, including roads, dams, bridges and buildings used for R&D activities.

Investment allowances

Under the Nation Building and Jobs Plan, a temporary investment allowance in the form of an additional tax deduction of 10% of the asset's cost is expected to be available for investments in tangible assets costing at least $10,000 (or at least $1,000, in the case of small businesses) where the taxpayer starts to hold or starts to construct the asset between 13 December 2008 and 31 December 2009 and has the asset installed ready for use by 31 December 2010.  Where the taxpayer starts to hold or construct the asset before 30 June 2009 and has the asset installed ready for use by 30 June 2010, the tax deduction is expected to be at the higher rate of 30% of the asset's cost.  The investment allowance is also expected to be available for expenditure above the threshold on existing assets.

Small businesses

Small businesses, with an aggregated annual turnover of less than $2 million, can access concessions covering income tax (including capital gains tax and simplified capital allowances rules), goods and services tax, pay-as-you-go instalments and fringe benefits tax.

Taxation of Financial Arrangements Stages 3 and 4

As part of the 2008-09 Budget, the Government announced it would proceed with Taxation of Financial Arrangements ("TOFA") Stages 3 and 4 covering, among other matters, accruals and other tax-timing rules as well as character-hedging rules. The Tax Laws Amendment (Taxation of Financial Arrangements) Bill 2008, which contains provisions in respect of stages 3 and 4 of the TOFA reforms, was introduced into Parliament on 4 December 2008.

Indirect tax

Goods and Services Tax

Goods and services tax ("GST") is a broad based value-added tax on most goods and services consumed in Australia.  It applies at a uniform rate of 10% on the supply or importation of taxable goods and services, based on the selling price.

The Australian Government collects GST revenue and distributes it to the States and Territories.  The GST rate and base can only be changed with unanimous support from State and Territory governments.

GST is levied on businesses at all stages of the production process.  Businesses are generally able to claim a credit for GST paid on business inputs.

Exemptions from GST include health, education and basic food.  GST is not levied on residential rents and financial services, but suppliers of these products and services generally cannot claim a credit for GST paid on production inputs.

Excise and customs duty

Excises are specific taxes on goods, including liquid fuel, alcohol (except wine products) and tobacco.

An excise equivalent customs tariff applies to imports of excisable goods and is collected at the border usually from importers or owners of the goods.  Additionally, customs tariffs apply to a range of imported textiles, clothing and footwear, passenger motor vehicles and other imported goods including foods, chemicals, industrial supplies, machinery and equipment, and household electrical items.  Businesses are not credited for tariffs paid on their imports.

Excise rates for tobacco and alcohol (except wine products) are indexed twice a year to the consumer price index.

Tobacco is taxed on a per stick basis for cigarettes and cigars, or by overall weight of tobacco for other products.  Beer and spirits are taxed on alcohol volume, with different beers attracting different rates.  Spirits attract a higher rate than full strength beer.

Liquid fuels, primarily petrol and diesel, attract an excise of 38.143 cents per litre, which is not indexed.  Other fuels attract different rates.  Fuel tax credits apply to fuel used for certain off-road uses and for on-road use in heavy vehicles.

With the introduction of the Carbon Pollution Reduction Scheme, the rate of fuel tax will be cut on 1 July 2010 based on the effect of pricing the emissions of diesel. The cut will apply to fuels like petrol and diesel that currently attract an excise of 38.143 cents per litre.

Wine equalisation tax

Wine is not subject to excise, but attracts a separate wine equalisation tax ("WET"), which applies as a percentage of the value of wine products.  The producer, importer or wholesaler normally pays 29% of the wholesale price of wine at the last wholesale sale of the wine.

A $500,000 WET producer rebate reduces the WET paid by small wine producers to zero.

Luxury car tax

The luxury car tax generally applies to the value of a domestic or imported passenger vehicle exceeding a threshold, $57,180 (in the year ending 30 June 2009), at a rate of 33% from 1 July 2008.

Luxury car tax concessions are available to certain fuel efficient cars and four wheel drives acquired by primary producers and eligible tourist operators.

Resource taxes and royalties

Specific resource taxes and royalties apply to the extraction of oil and gas.

Other taxes

A range of Australian government departments administer a broad range of smaller taxes, including charges for notional cost recovery, penalties, levies and licence fees.

Agricultural products attract more than 60 separate levies; this revenue funds services and research in specific agricultural industries.

Australia's jurisdiction to tax: source and residence

The taxation of income in Australia is principally determined on the basis of whether the entity is an Australian resident or a foreign resident for tax purposes. Australian residents are taxed on their worldwide income whereas foreign residents are taxed only on income sourced in Australia.

Double taxation

Double taxation is caused by overlapping tax jurisdictions arising from the application of the source and residence principles noted above. For example, two countries may seek to tax the same income. Relief from double taxation is typically provided under domestic law by either: (i) exempting the income from domestic tax, or (ii) crediting the foreign tax paid on that income against domestic tax. Australia also allows a deduction for foreign tax paid under certain limited circumstances. In addition to domestic law, bilateral tax treaties contain rules designed to eliminate double taxation.

Australia's tax treaties allocate taxing rights between the residence (of the person) and source (of the income) countries and require the former to eliminate double taxation when there are competing taxing rights. They also provide an agreed basis for allocating the income and expenses of multinational groups operating in both countries. In addition, they authorise administrative cooperation to prevent fiscal evasion and to assist in the collection of tax debts.  Australia has 42 bilateral tax treaties, based on the OECD Model Tax Convention on Income and on Capital.

Integrity rules

Thin capitalisation

Thin capitalisation rules aim to prevent undue exploitation by Australian and foreign multinational enterprises of the different tax treatment that applies to the payment of interest versus dividends; taxpayers can deduct interest but not dividends.  The rules prevent excessive debt financing (as opposed to equity financing) of Australian entities, by disallowing the interest expense if the debt finance exceeds certain limits.  The rules apply to:

•	Australian entities that operate internationally and some of their associates;

•	Australian entities that are foreign controlled; and

•	foreign entities that operate in Australia.

The rules do not apply to entities: (i) with an annual debt deduction of $250,000 or less; (ii) that are outward investing Australian entities at least 90% of whose assets are Australian assets; or (iii) that are qualifying special purpose (securitisation) entities.

Transfer pricing

The transfer pricing rules are designed to ensure that Australian and foreign multinational enterprises price their related party international dealings in accordance with the arm's length principle.  The aim is to prevent profit shifting between associated enterprises located in different jurisdictions to ensure taxable Australian profits are commensurate with the economic value added in Australia.

 Foreign source income anti-tax deferral (attribution) regimes

Australia's attribution regimes consist of:

•	the controlled foreign company rules;

•	the foreign investment fund rules;

•	the transferor trust rules; and

•	the deemed present entitlement rules.

These rules are designed to ensure residents cannot defer or avoid Australian tax by accumulating income offshore.  They tax residents on an accruals basis on their share of income accumulating offshore.

Tax information exchange agreements

A tax information exchange agreement ("TIEA") is a bilateral agreement to establish a legal basis for the exchange of taxpayer information, for both civil and criminal tax purposes. Australia has signed four TIEAs with low-tax jurisdictions:  Bermuda, Antigua and Barbuda, the Netherlands Antilles and the British Virgin Islands.

Commonwealth-State Financial Relations

Commonwealth-State financial relations involve the provision of Australian Government financial assistance to the States and Territories, which we refer to as the States, and oversight by the Australian Loan Council of government borrowings.

The States receive significant financial support from the Commonwealth of Australia.  As of the 2009 UEFO released on 3 February 2009, Commonwealth payments to the States for 2008-09 were estimated to total $83.5 billion, comprising general revenue assistance, including all GST revenue, of $42.6 billion and payments for specific purposes of $40.9 billion.  These amounts reflect additional Commonwealth funding to the States of $6.0 billion as part of the three stimulus packages announced since the release of the 2008-09 MYEFO on 5 November 2008.  See "The Australian Economy—Economic Outlook" in this prospectus.

General revenue assistance is a broad category of payments, including GST payments, which are provided to the States without conditions to spend according to their own budget priorities.  As of the 2009 UEFO, general revenue assistance to the States was estimated to comprise $42.2 billion in GST payments and $359 million of other general revenue assistance.  As agreed by all States in the Intergovernmental Agreement, GST payments are distributed among the States in accordance with the principle of horizontal fiscal equalisation.  Under this principle, States receive funding from the Commonwealth of Australia such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency, each would have the capacity to provide services at the same standard level.

The Commonwealth of Australia provides payments to the States for specific purposes in order to pursue important national policy objectives in areas that may be administered by the States.

The Australian Loan Council

The Australian Loan Council is a Commonwealth-State ministerial council that coordinates public sector borrowing. The Loan Council consists of the Prime Minister of Australia and the Premier/Chief Minister of each State and Territory.  However, in practice each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Australian Treasurer as Chairman.

Current Loan Council arrangements operate on a voluntary basis and emphasise transparency of public sector financing rather than adherence to strict borrowing limits.  These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each government's financial performance.

The Loan Council traditionally meets annually in March to consider jurisdictions' nominated borrowings for the forthcoming year.  As part of the agreed arrangements, the Loan Council considers these nominations, having regard to each jurisdiction's fiscal position and the macroeconomic implications of the aggregate figure.

In March 2008, the Australian Government nominated, and the Loan Council endorsed, a Loan Council Allocation surplus of $18,974 million.  In the 2008-09 Budget, the Australian Government estimated a Loan Council Allocation surplus of $23,641 million.  In the 2008-09 MYEFO, the Australian Government's estimate for the 2008-09 Loan Council Allocation surplus was revised to $7,258 million.

Since the release of the 2008-09 MYEFO on 5 November 2008, the Government has announced three additional stimulus packages.  See "The Australian Economy—Economic Outlook" in this prospectus.  As a result, the Commonwealth of Australia now expects to report a cash deficit with the impact that the Loan Council Allocation estimate will be revised down.

Domestic Issuance of Government Bonds

The defining feature of the Australian Government's debt management in recent years has been the substantial reduction in Australian Government net debt.  The face value of Commonwealth Government Securities on issue as at 30 June 2008, net of financial assets and Commonwealth holdings, stood at around $26.5 billion, down from $107.3 billion eleven years earlier.

While persistent fiscal surpluses in years prior to 2008-09 removed the need to borrow for budget funding purposes, the Australian Government continued to issue Treasury Bonds in order to maintain an active Treasury Bond market and to support the market in Treasury Bond futures contracts. These two markets are used in the pricing and hedging of a wide range of financial instruments and in the management of interest rate risks by market participants. These markets provide additional diversity to the financial system and contribute to a lower cost of capital in Australia.

Treasury Fixed Coupon Bonds were the main debt instrument issued by the Australian Government in 2007-08.  The size of the program in 2007-08, at $5.1 billion, was smaller than the 2006-07 program of $5.3 billion.  Twelve tenders were conducted in 2007-08, the same number as during 2006-07.

Three Treasury Indexed Bond tenders added stock to the market in 2002-03 with an aggregate face value of around $150 million, $50 million less than in 2001-02.  The issuance of Treasury Indexed Bonds has been suspended.

The Government successfully conducted its first Treasury Fixed Coupon Bond conversion tender in October 2001; two more conversion tenders followed.  These tenders offered investors the opportunity to consolidate their holdings of less liquid stocks into the larger, more actively traded, benchmark stocks.

The Government also has the power to issue Treasury Notes. Any issuance would be directed primarily towards meeting the within-year funding task that arises from mismatches in the timing of outlays and revenue. No Treasury Notes were outstanding as at 30 June 2008.

In 2007-08, all borrowing was undertaken in the domestic market.  As of 11 February 2009, the Australian Government had not borrowed directly in foreign currencies since 1987.  However, in addition to the $8 million of outstanding borrowings denominated in foreign currencies, the Australian Government has a foreign currency exposure achieved by way of swapping out of domestic currency debt.  This foreign currency exposure (mainly in U.S. dollars) is for long term portfolio management reasons.  There were no foreign currency swap transactions in 2007-08.

On 3 February 2009, the Australian Government released updated economic and budget forecasts.  Consistent with these forecasts, the Australian Office of Financial Management, which we refer to as the AOFM, will increase its issuance of Treasury Bonds over the remainder of 2008-09.

The AOFM intends to conduct two Treasury Bond tenders most weeks (generally on a Wednesday and a Friday) with the amount offered at each tender normally in the range of $500 million to $700 million.  Total issuance over this period is expected to amount to between $22 billion to $24 billion.  In selecting bond lines to be offered at tender the AOFM will consult with bond market participants.

There will continue to be a large within-year financing requirement as a result of differences in the timing of Budget receipts and expenditures.  In the period ahead, Treasury Notes will be used to assist with the management of short term financing requirements.  In addition, the AOFM may also use repurchase arrangements on its holdings of term financial assets for this purpose.

Guarantees and Other Contingent Liabilities

Loan Guarantees by the Commonwealth

It is current practice for Commonwealth-owned instrumentalities to borrow directly rather than for the Australian Government to borrow on their behalf.  The Financial Management and Accountability Act 1997 (the "FMA Act") allows all Government Ministers to issue loan guarantees on behalf of the Australian Government using executive authority under the Australian Constitution, subject to the authorisation of the Minister for Finance and Deregulation.  However, the governing legislation of some Commonwealth statutory authorities provides the Treasurer specifically with the discretionary power to guarantee their borrowings, reflecting legislative arrangements prior to the introduction of the FMA Act.

The number of new loan guarantees provided by the Australian Government has declined in recent years, reflecting a policy that Commonwealth instrumentalities engaged in business enterprises should approach capital markets on a basis more comparable with private businesses.

The Australian Government guarantees the due payment by Australia's export credit agency, the Export Finance and Insurance Corporation ("EFIC"), of money that is, or may at any time become, payable by EFIC to any body other than the Australian Government.  The Australian Government also has in place a $200 million callable facility available to EFIC on request to cover liabilities, losses and claims.

The following table shows, in summary form, information relating to borrowings supported by specific Commonwealth guarantee and other indemnities and contingencies as at 30 June 2006, 2007 and 2008.

Table 34: Quantifiable Contingent Losses
	At 30 June 2006	At 30 June 2007	At 30 June 2008
	(A$ millions)
Guarantees	1,735	302	284
Indemnities	1,772	581	588
Uncalled shares/capital subscriptions	7,368	6,462	5,720
Claims for damages/costs	326	417	150
Other contingencies	112	96	116
Total quantifiable contingent losses	11,313	7,858	6,858
Less quantifiable contingent gains	138	77	70
Net quantifiable contingencies	11,175	7,781	6,788
Source:  Commonwealth Consolidated Financial Statements for the years ended 30 June 2008 and 30 June 2007.

Commonwealth Initiatives to Enhance the Stability of the Australian Financial System

In order to promote financial system stability and ensure the continued flow of credit throughout the economy at a time of heightened turbulence in the international capital markets, the Australian Government has implemented:

•	the Financial Claims Scheme establishing measures to protect account holders' deposits made with ADIs, and interest accrued on such deposits, to a total maximum value of $1,000,000; and

•
the Guarantee Scheme for Large Deposits and Wholesale Funding, a voluntary scheme allowing eligible ADIs to apply to have deposit balances of greater than $1,000,000 per customer per ADI and eligible senior unsecured debt instruments with maturities of up to 60 months that satisfy the eligibility criteria set out in the Scheme Rules guaranteed by the Commonwealth of Australia.

The key elements of the schemes are as follows:

Financial Claims Scheme

•
The Commonwealth of Australia is guaranteeing new and existing deposits in eligible ADIs (including Australian-incorporated ADI subsidiaries of foreign banks) up to a limit of $1,000,000 per customer per ADI for a period of three years with no direct charge to account holders;

Guarantee Scheme for Large Deposits and Wholesale Funding

•
The Commonwealth of Australia is guaranteeing new and existing deposits in eligible ADIs (including Australian-incorporated ADI subsidiaries of foreign banks) of greater than $1,000,000 during the continuance of the Guarantee Scheme upon application and for a fee;

•
The Commonwealth of Australia will guarantee on an issue by issue basis certain non-complex senior unsecured short term (maturities up to 15 months) and term funding (maturities of 15 months up to 60 months) debt instruments upon application and for a fee;

•
With respect to foreign ADIs, subject to satisfaction of certain conditions, the Commonwealth of Australia will guarantee certain deposits held by Australian residents at call or with maturities up to and including 31 December 2009 and certain non-complex senior unsecured short term debt instruments having maturities up to and including 31 December 2009 held by Australian residents upon application and for a fee.

Reporting under the Guarantee Scheme for Large Deposits and Wholesale Funding

The Reserve Bank of Australia will establish and maintain a website, currently www.guaranteescheme.gov.au, to provide information with respect to the operations of the Guarantee Scheme by identifying Guaranteed Liabilities by ADI, issue size, date of extension of the Guarantee, liability class, currency, program/product name, security identifier and maturity.  The Reserve Bank of Australia will prepare monthly reports with respect to the operations of the Guarantee Scheme.  The Government will also provide six-monthly reports to the Australian Parliament detailing:

•	the aggregate amount of Guaranteed Liabilities;

•	any calls made under the Guarantee Scheme for payment; and

•	any payments by the Commonwealth of Australia under the Guarantee Scheme.

Other Contingent Liabilities and Undertakings

The Australian Government has contingent liabilities with various international financial institutions. As at 31 December 2008, Australia's uncalled capital subscriptions totalled US$2.8 billion for the IBRD, US$2.4 billion for the ADB, US$26.5 million for MIGA and $275 million for EBRD. In addition, the undrawn portion of promissory notes issued and payable on demand in respect of maintenance-of-value obligations to the capital of the IBRD amounted to US$42.6 million as at 31 December 2008. Promissory notes have also been issued by the Australian Government as successive quota subscriptions to the IMF and in order to maintain the value of the IMF's holdings of Australian dollars.  At 31 December 2008, the undrawn portion of lodged promissory notes issued for this purpose amounted to $3.8 billion.

As at 31 December 2008, the Australian Government had liabilities of $1.2 billion to existing replenishments of the Asian Development Fund, the International Development Association (including with respect to the Heavily Indebted Poor Countries initiative) and the Global Environment Facility. These liabilities are covered by the instruments of commitment that were signed at the time of pledging.  Promissory notes will be lodged regularly over the life of the replenishment to enable the draw-downs to occur in line with the agreement timetable for cash disbursements.

PUBLIC DEBT

The following table provides an account of all Commonwealth Government Securities on issue as of 31 December 2008.

Table 35:  Government securities repayable in Australian dollars
	Date of Issue	Date of Maturity	Interest Rate (% Per Annum)	Outstanding 31 December 2008 (A$ '000)
Treasury Fixed Coupon Bonds(a)
	Oct 1996	15 Sep 2009	7.50	7,009,049
	Jan 2005	15 Aug 2010	5.25	6,602,500
	Aug 1998	15 Jun 2011	5.75	7,098,687
	Dec 2006	15 Apr 2012	5.75	6,152,000
	May 2000	15 May 2013	6.50	6,898,400
	Jul 2008	15 June 2014	6.25	3,200,000
	May 2002	15 Apr 2015	6.25	6,897,000
	June 2004	15 Feb 2017	6.00	6,747,000
	July 2006	15 Mar 2019	5.25	5,996,500
	Sep 2007	15 May 2021	5.75	5,201,000
Total Treasury Fixed Coupon Bonds(b)				61,802,136

Treasury Indexed Bonds
	1985 - 2004	20 Aug 2010	(c)	1,452,000
		20 Aug 2015		2,095,800
		20 Aug 2020		2,472,200
Total Treasury Indexed Bonds				6,020,000(d)

Treasury Notes(a)	Various	Various	(e)	0

Miscellaneous Securities(f)	Various	Various	Various	20,225
Total Repayable in Australian Dollars				67,842,361
(a)	Treasury Bonds and Treasury Notes issued since 1 July 1984 are available only as Inscribed Stock; before then Commonwealth securities were also available in bearer form.
(b)	Since 5 August 1982, Treasury Bonds have been sold by a tender system.
(c)	Interest payable is dependent upon the rate of inflation.
(d)	Original face value.
(e)	Treasury Notes are issued at a discount and are redeemed at par on maturity.
(f)	Includes debt assumed by the Commonwealth and various miscellaneous securities.

The tables below show the external debt of the Australian Government, on issue at 31 December 2008.  The bonds issued by Australia which are listed below require the Australian Government, in accordance with their terms, to secure such bonds pari passu with new bonds, loans or borrowings which would otherwise rank in priority to such bonds.

Table 36:  Government securities repayable in Pounds Sterling
Date of Issue	Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 31 December 2008 (£ Sterling) ('000)
Commonwealth Government issues
Various	Matured—bonds not yet presented for payment(a)	Nil	51
State Government issues Various	At Treasurer's option	3.0	504
Total Repayable in Pounds Sterling			555
(a)	Elapsed bonds reclaimed from fiscal agent.

Table 37:  Government securities repayable in United States Dollars
Date of Issue	Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 31 December 2008 (US$) ('000)
March 1987	15 Mar 2017	8.375	5,321
Total Repayable in United States Dollars			5,321

Table 38:  Government securities repayable in Euro
Date of Final Maturity	Interest Rate (% Per Annum)	Outstanding 31 December 2008 (Euro '000)
Matured – Bonds not yet presented for payment(a)	Nil	6
Total Repayable in Euro(b)		6
(a)	Elapsed bonds reclaimed from fiscal agent.
(b)	Bonds originally repayable in Deutsche Marks, converted to Euro at the 31 December 1998 rate of 1.95583 Deutsche Marks = 1.0 Euro irrevocably fixed by the European Central Bank.

Table 39:  Government securities repayable in Japanese Yen
Date of Final Maturity	Interest Rate (Per Cent Per Annum)	Outstanding 31 December 2008 (¥ '000)
Matured – Bonds not yet presented for payment(a)	Nil	416
Total Repayable in Japanese Yen		416
(a)	Elapsed bonds reclaimed from fiscal agent.

Table 40:  Government securities repayable in Swiss Francs
Date of Final Maturity	Interest Rate (Per Cent Per Annum)	Outstanding 31 December 2008 (SF '000)
Matured – Bonds not yet presented for payment(a)	Nil	51
Total Repayable in Swiss Francs		51
(a)	Elapsed bonds reclaimed from fiscal agent.

The following table shows estimated payments of principal (including contractual prepayments and payments at maturity) to be made on the direct debt of the Australian Government outstanding on 30 June 2008.

Table 41:  Summary of funded debt payment (as at 30 June 2008)
	2008-09	2009-10	2010-11 - 2011-12	2012-13 - 2016-17	2017-18 - 2020-21
	(A$ millions)
Repayable:
In Australian Dollars(a)	5,094	5,709	18,047	16,889	10,470
Repayable overseas:(b)
In United States Dollars	0	0	0	7	0
Total	5,094	5,709	18,047	16,896	10,470
(a)	Excludes Treasury Notes and Treasury Bonds held as investment by the Commonwealth of Australia.
(b)	Converted into Australian dollars at rates of exchange prevailing on 30 June 2008.

On 4 February 2009, the Australian Office of Financial Management announced that it will increase its issuance of Treasury Bonds over the remainder of 2008-09, with total issuance over this period expected to amount to between $22 billion to $24 billion.  In the period ahead, the AOFM will also use Treasury Notes to assist with the management of short term financing requirements.  In addition, the AOFM may also use repurchase arrangements on its holdings of term financial assets for this purpose.  See "Government Finance—Domestic Issuance of Government Bonds" in this prospectus.

Debt Record

The Commonwealth of Australia has paid promptly, when due, the full amount of principal and interest on every direct external obligation issued by it and has met every indirect external obligation on which it has been required to implement its guarantee in the lawful currency, and in the country where payable, at the time of payment.

Credit Ratings

The Australian Government has a AAA rating for both foreign and domestic currency denominated debt from Standard and Poor's and Moody's. Fitch rates Australia's domestic currency borrowings as AAA and foreign currency borrowings as AA+. On 13 January 2009, Standard and Poor's affirmed Australia's AAA rating for both foreign and domestic currency denominated debt, noting that the outlook is 'stable'.

PLAN OF DISTRIBUTION

The Commonwealth of Australia will not participate in the offering or sale of any of the ADI Debt Securities and will pay no compensation to any underwriters in connection with the issuance of the Guarantee.

The Commonwealth of Australia has not agreed to indemnify any underwriter against civil liabilities under the Securities Act of 1933 or to contribute payments which the underwriters may be required to make in respect thereof.

Except as may otherwise be provided in any prospectus supplement relating to the related ADI Debt Securities, the Guarantee may be offered in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

VALIDITY OF THE GUARANTEE

Except as may otherwise be provided in any prospectus supplement, the validity of the Guarantee of ADI Debt Securities will be passed upon for the Commonwealth of Australia by the Australian Government Solicitor, Lionel Murphy Building, 50 Blackall Street, Barton ACT 2600, Australia.  As to certain matters of United States federal law, the Commonwealth of Australia is represented by Skadden, Arps, Slate, Meagher & Flom, Level 13, 131 Macquarie Street, Sydney, NSW 2000, Australia.

AUTHORISED AGENT IN THE UNITED STATES

The name and address of the authorised agent of the Commonwealth of Australia in the United States is Mr. David Pearl, Minister - Counsellor (Economic), Australian Embassy, 1601 Massachusetts Avenue, N.W., Washington, D.C. 20036.

FURTHER INFORMATION

This prospectus is part of a Registration Statement that the Commonwealth of Australia filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the Registration Statement. For further information, you should refer to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

UNDERTAKINGS

The Commonwealth of Australia hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)             to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)            to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)           to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)           That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment, that contains a form of prospectus, shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

EXPENSES

An itemised statement showing estimated expenses of the Commonwealth of Australia, other than underwriting discounts and commissions, in connection with the sale of the Guarantee of each issue of ADI Debt Securities will be provided in the post-effective amendment to the Registration Statement relating to such issue.

AGREEMENT TO PROVIDE LEGAL OPINION

The Commonwealth of Australia agrees to furnish a copy of the opinion of the Australian Government Solicitor with respect to the legality of the Guarantee of ADI Debt Securities in the post-effective amendment to this Registration Statement relating to such issue.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

(1)           the facing sheet;

(2)           the cross-reference sheet;

(3)           Part I, consisting of the Prospectus;

(4)           Part II, consisting of pages numbered II-1 to II-5; and

(5)           the following exhibits:

A.	Deed of Guarantee in respect of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding.

B.
The Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding Rules, including Sample List of Deposit Accounts and Guidelines on Interpretation of ‘Not Complex’ for the purposes of Schedule 3 – Eligibility Criteria.

C.	Eligibility Certificate(s).**

D.	Form of Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant ADI and representatives of the Underwriters.*

E.	Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant ADI and representatives of the Underwriters.**

F.	Itemised statement showing estimated expenses of the Commonwealth of Australia in connection with the sale of the Guarantee of each issue of ADI Debt Securities.**

G.	Opinion of Australian Government Solicitor with respect to the legality of the Guarantee of ADI Debt Securities.**

H.	Consent of Dr. Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia.

I.	Consent of Australian Government Solicitor (included in Exhibit G).**

__________

*	To be filed by amendment.

**	To be filed as an exhibit to the post-effective amendment to this Registration Statement relating to the Guarantee of the relevant issue of ADI Debt Securities.

SIGNATURES

REGISTRANT:

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorised, in the City of Canberra, Australia on 17 February 2009.

By:	/s/ Dr. Ken Henry AC
	Name:	Dr Ken Henry AC
	Title:	Secretary of the Treasury of the
Commonwealth of Australia

AUTHORISED AGENT IN THE UNITED STATES
TO RECEIVE NOTICES AND COMMUNICATIONS
FROM THE SECURITIES AND EXCHANGE COMMISSION:

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorised agent of the Commonwealth of Australia in the United States to receive notices and communications from the Securities and Exchange Commission, has signed this Registration Statement in Washington, D.C. on 17 February 2009.

By:	/s/ Mr. David Pearl
	Name:	Mr. David Pearl
	Title:	Minister - Counsellor (Economic)
Australian Embassy
Washington, D.C.
Authorised Agent in the United States to receive notices and communications from the Securities and Exchange Commission

INDEX TO EXHIBITS

Exhibit No.	Description

A.	Deed of Guarantee in respect of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding.

B.
The Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding Rules, including Sample List of Deposit Accounts and Guidelines on Interpretation of ‘Not Complex’ for the purposes of Schedule 3 – Eligibility Criteria.

C.	Eligibility Certificate(s).**

D.	Form of Agreement for Offering Commonwealth Guaranteed Securities between the Commonwealth, the relevant ADI and representatives of the Underwriters.*

E.	Agreement for Offering Commonwealth Guaranteed Securities by and among the Commonwealth, the relevant ADI and representatives of the Underwriters.**

F.	Itemised statement showing estimated expenses of the Commonwealth of Australia in connection with the sale of the Guarantee of each issue of ADI Debt Securities.**

G.	Opinion of Australian Government Solicitor with respect to the legality of the Guarantee of ADI Debt Securities.**

H.	Consent of Dr Ken Henry AC, Secretary of the Treasury of the Commonwealth of Australia.

I.	Consent of Australian Government Solicitor (included in Exhibit G).**
__________

*	To be filed by amendment.

**	To be filed as an exhibit to the post-effective amendment to this Registration Statement relating to the Guarantee of the relevant issue of ADI Debt Securities.